No Act

P.E. 1/3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005544

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-6-14

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Re: Morgan Stanley
Incoming letter dated January 3, 2014

Dear Mr. Williams:

This is in response to your letters dated January 3, 2014 and February 18, 2014 concerning the shareholder proposal submitted to Morgan Stanley by Investor Voice on behalf of the Equality Network Foundation. We also have received a letter on the proponent's behalf dated February 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

March 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Morgan Stanley
Incoming letter dated January 3, 2014

The proposal asks the board to amend the company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted for and against an item (or, "withheld" in the case of board elections).

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Morgan Stanley, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Morgan Stanley relies.

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
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Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

February 18, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On January 3, 2014, we submitted a letter (the "**No-Action Request**") on behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), requesting confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement if, in reliance on Rule 14a-8, the Company omits from the proxy materials it intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "**2014 Proxy Materials**") the shareholder proposal and supporting statement (the "**Proposal**") received by the Company on November 27, 2013 from Investor Voice, purportedly on behalf of the Equality Network Foundation (the "**Proponent**").

The No-Action Request indicated the Company's belief that the Proposal could be excluded from the 2014 Proxy Materials pursuant to (1) Rule 14a-8(f) because Investor Voice failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2014 Annual Meeting under Rule 14a-8(b); (2) Rule 14a-8(f) because Investor Voice failed to provide adequate proof that it is acting on behalf of the Proponent under Rule 14a-8(b); and (3) Rule 14a-8(i)(3) because the Proposal contains vague and materially false and misleading statements in violation of Rule 14a-9.

On February 13, 2014, Investor Voice submitted a letter to the Staff responding to the No-Action Request (the "**Response Letter**") and disagreeing with the Company's arguments that the Proposal is excludable. For the reasons discussed below and in the No-Action Request, the Company continues to believe that the Proposal may be excluded. A copy of this letter is being sent simultaneously to Investor Voice electronically and via overnight courier.

We note that the Response Letter contains a number of inflammatory statements attacking the integrity of the Company and its counsel. We do not believe these statements merit a detailed response. Suffice it to say, we vehemently disagree with these statements and find it deeply unfortunate that Investor Voice has chosen to include these sorts of spurious attacks in its Response Letter. Instead, we will respond to what we believe to be the substance of Investor Voice's arguments.

1. **The Company may omit the Proposal pursuant to Rule 14a-8(f) because Investor Voice failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2014 Annual Meeting under Rule 14a-8(b)(1).**

The No-Action Request argued that the Proponent's statement of intent to hold the requisite shares of the Company's common stock through the date of the 2014 Annual Meeting was too vague and generally insufficient to satisfy Rule 14a-8(b)(2)(i). Specifically, it did not reference any particular company, any particular share amounts, any particular proposal or any particular meeting, and it did not contain an expiration date.

The Response Letter seems to have two central counterarguments. First, it asserts that the statement of intent must be read together as a component of an "indivisible group" formed with the filing letter, proposal and verification of shareholding. *See, e.g.*, Response Letter, p. 5. The notion that the Company should look to a "constellation of documents" *Id.* for the required information, while creative, is simply not supported by Rule 14a-8(b)(2)(i). That rule contains a clear and simple explanation of the required statement of intent, and the statement of intent submitted by the Proponent failed to provide this specific information. As detailed in the No-Action Request, the Company timely notified the Proponent of the deficiencies, yet they were not remedied.

Second, the Response Letter asserts that Investor Voice and the Proponent are "known to the Company" and that the Company "thoroughly examined the Proponent's credentials and found them to be acceptable in every respect" in connection with a shareholder proposal submitted with respect to the Company's 2013 annual meeting. *See,* Response Letter, p. 6. This assertion is both factually inaccurate and irrelevant. It is true that Investor Voice submitted a similar proposal with respect to the Company's 2013 annual meeting, also purportedly on behalf of the Proponent. The Company submitted a no-action request to the Staff with respect to this proposal, and it was subsequently withdrawn. At no time during that process did the Company "accept" the Proponent's "credentials", and Investor Voice offers no evidence to support its assertion to the contrary. The fact that the Company's no-action request, with respect to a different proposal submitted in a prior year, sought relief on other grounds neither constitutes an acceptance of these "credentials" nor estops the Company from asserting the views set forth in the No-Action Request. Even if it were true that the Company had accepted these "credentials" last year, the Proponent would nonetheless still be required to establish its eligibility to include a proposal in this year's proxy materials: Rule 14a-8 does not include an exception either for shareholders who have previously submitted proposals or for shareholders who are somehow "known" to the issuer. Every shareholder must comply with the requirements every time it submits a proposal. It is just that simple.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal is properly excludable under Rule 14a-8(b)(2) and Rule 14a-8(f).

2. **The Company may omit the Proposal pursuant to Rule 14a-8(f) because Investor Voice failed to provide adequate proof that it is acting on behalf of the Proponent under Rule 14a-8(b).**

The No-Action Request also argued that Investor Voice failed to provide adequate proof that it is acting on behalf of the Proponent. Investor Voice takes issue with this argument and again asserts that "[t]he Proponent and Investor Voice are both well known to the Company" and that the "Letter of Appointment was accepted by [the Company] in the past, and is equally acceptable today". *See* Response Letter, p. 8. As described above, these assertions are both factually inaccurate and irrelevant.

Investor Voice also asserts that "[t]here is no support" under Rule 14a-8 for the Company's position that the "letter of appointment" is deficient due to its lack of specific information. *Id.* The No-Action Request explains the reasons for the Company's belief that its position is the correct one under Rule 14a-8, and the Response Letter introduces no new facts or arguments in this regard that require a response.

Investor Voice then tries to argue by analogy to private contracts between willing counterparties that the open-ended nature of the "letter of appointment" from the Proponent to Investor Voice is acceptable for purposes of Rule 14a-8. *See* Response Letter, p. 9. But this argument misses the point entirely. At issue here is not what constitutes an acceptable arrangement between Investor Voice and the Proponent, but rather what evidence Rule 14a-8 requires Investor Voice to provide of its purported authority to act on behalf of the Proponent. For the reasons detailed in the No-Action Request, this "letter of appointment" is inadequate for this purpose.

Finally, the Response Letter contains assertions to the effect that Investor Voice has acted "in reliance on an established set of Rules and interpretations" and that a no-action letter is not the proper forum for establishing "limitations". *See* Response Letter, pp. 9-10. It is not clear to what "Rules and interpretations" Investor Voice is referring (since no citations are included in the Response Letter), but it is clear that the Company is not asking the Staff to act in contravention of any rules, reverse any prior interpretations or establish any new policies. Rather, the Company requests that the Staff concur in its view that the submission from Investor Voice is defective under Rule 14a-8, as it currently exists, based on the specific facts relating to this particular submission – for the reasons detailed in the No-Action Request.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal is properly excludable under Rule 14a-8(f)(1).

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite and contains vague and materially false and misleading statements in violation of Rule 14a-9.**

The No-Action Request describes three respects in which the Proposal is inherently vague and indefinite and contains materially false and misleading statements. In response, the Response Letter alleges that the No-Action Request is "riddled" with "[s]trikingly inaccurate statements", "[d]istorted and contorted misquotes" and "[o]utright falsehoods". *See* Response Letter, p. 10. We will not give credence to these allegations by engaging in a point-by-point rebuttal. Instead, we will focus on the erroneous themes and language of the Proposal that the Response Letter attempts to explain away.

First, the supporting statement asserts that "Morgan Stanley does not follow this *SEC Standard*" (emphasis in original) and makes other similar assertions. However, the "SEC Standard" that is referred to in the Proposal does not prescribe the voting standard to be applied to shareholder proposals (or, for that matter, management proposals), a fact which the Proposal, at best, glosses over.

Second, the supporting statement argues that the Company is disadvantaging stockholders by applying a different vote counting standard to shareholder proposals relative to management proposals. For example, the supporting statement complains that the Company's standard is "internally inconsistent", that "when it comes to shareholder-sponsored proposals... the Company switches to a different formula" and that "Morgan Stanley ignores voter intent and unilaterally <u>counts all abstentions</u> to side with management" (emphasis in original). As is explained in the No-Action Letter, this is just not the case. The Company applies the exact same voting standard to Company-sponsored and shareholder-sponsored proposals, and this voting standard is explained quite clearly in the Company's proxy statement. *See* "What Vote is Required and How Will My Votes Be Counted" in Morgan Stanley's proxy statement for its 2013 annual meeting, p. 74.

The Response Letter appears to suggest that the dichotomy on which the Proposal is focused is the different vote counting standards applied to director elections relative to proposals. Taking this suggestion at face value (although the language of the Proposal is significantly broader than this more nuanced point), the characterization of the Company's practices is still incorrect. As the No-Action Request stated, and as is clearly explained in the Company's proxy statement (*see* "What Vote is Required and How Will My Votes Be Counted" in Morgan Stanley's proxy statement for its 2013 annual meeting, p. 74), abstentions have no effect on the election of directors. However, as the No-Action Request also pointed out, the Company applies the exact same voting standard to all director elections, regardless of whether the candidate has been nominated by the Company or a third party.

Moreover, as the No-Action Request explained, it is unclear how the Proposal, if adopted, would be implemented in the context of director elections – particularly contested director elections. The Response Letter implicitly acknowledges the problems highlighted in the No-Action Request, and in response (1) points to the exception in the Proposal for applicable laws and stock exchange regulations and (2) suggests that the Proposal, if adopted, would result in the

Company's board of directors "creating a set of policies and protocols". *See* Response Letter, pp. 17-18. As to the first point, we are not aware of any applicable law or stock exchange regulation that would resolve the confusion and potentially surprising election results that could flow from the Proposal (as described in the No-Action Request). As to the second point, there is no language in the Proposal that suggests the Company would have flexibility to reform the Proposal to avoid these results. To the contrary, the Proposal states: "This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable law or stock exchange regulations dictate otherwise."

Finally, we note the Response Letter's suggestion that the confusion created by the Proposal could be removed with minor language changes. *See, e.g.*, Response Letter, pp. 17, 19. As discussed in the No-Action Request and above, the language of the Proposal is confusing, vague and misleading in significant ways. These problems cannot be remedied with simple drafting fixes. Rather, the Proposal as a whole is simply too flawed to be expediently salvaged.

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that that the Proposal is properly excludable under Rule 14a-8(i)(3).

CONCLUSION

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal may be properly excluded from the 2014 Proxy Materials. Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information.

Respectfully yours,

Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Bruce T. Herbert, Investor Voice, SPC

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

February 12, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Response to Morgan Stanley No-Action Request

Ladies and Gentlemen:

I write in response to a No-Action request initiated January 3, 2014 by Davis, Polk & Wardwell, LLP ("Davis Polk" or "Counsel") on behalf of Morgan Stanley ("MS" or "Company"), which seeks to omit a shareholder proposal ("Proposal") submitted by Investor Voice, SPC ("Investor Voice") on behalf of the Equality Network Foundation ("Foundation" or "Proponent"). Because Counsel represents the Company, Morgan Stanley, these terms and the Company name may be used interchangeably.

This letter of response is submitted on behalf of the Equality Network Foundation by Investor Voice, the Foundation's designated representative in this matter. The Foundation has been a long-term beneficial owner of shares of common stock of Morgan Stanley since 2006 – which is known to both the Company and Counsel because the Foundation filed a similar shareholder Proposal last year on the topic of fair vote-counting.

The No-Action Letter, Proposal, and related materials are attached hereto as Exhibits 1-10.

Pursuant to Staff Legal Bulletin No. 14D (CF), this response is filed via e-mail. Also, in accordance with Rule 14a-8(j), a copy has been contemporaneously sent to Martin M. Cohen, Corporate Secretary and to Jeanne Greeley O'Regan, Deputy Corporate Secretary, of Morgan Stanley; and to Marc O. Williams of Davis Polk & Wardwell, LLP.

OVERVIEW

Counsel and Company assert three justifications for potential exclusion, in relation to allegations regarding:

A. The Statement of Intent by the Proponent
B. The Letter (proof) of Appointment for Investor Voice
C. Concerns about language in the Proposal

Each of these items will be addressed sequentially. Neither Investor Voice nor the Proponent finds merit in the arguments put forward by Counsel, principally because:

1. The Proponent is well known to both Company and Counsel – both because the Foundation filed a proposal on the same topic last year, and because the filing materials are clear.

   As a result, it may be appropriate to look skeptically upon expressions of alleged confusion in this regard.

2. The Company demands a level of specificity in supporting documents that is neither stated nor implied in either Rule 14a-8(b)(2) or 14a-8(b)(i); and, despite knowing the Proponent, seeks to ascribe a variety of requirements under Rule 14a-8(b) that are simply not present in the Rule.

3. The Morgan Stanley No-Action Letter quotes from Rule 14a-8(b)(i), and misleadingly adds multiple emphases not found in the original language of the Rule (without acknowledgment or indication of having placed the emphases). Counsel then proceeds to draw misleading conclusions based upon its own placement of the emphases (Exhibit 5, page 4, lines 16-21).

   This act compromises the integrity of a Company's representations and may, alone, be sufficient grounds for denying a No-Action request.

4. The Company has engaged in a liberal amount of what may accurately be described as selective "quote-mining." Read as a whole – without relying solely upon out-of-context excerpts selected by the Company – the Proposal is reasonable, clear, fair, and properly informing.

5. Investor Voice and the Proponent hold the view that this No-Action request is wasteful of Staff time and resources because any concern could have easily, expeditiously, and more appropriately been handled in a direct dialogue between Morgan Stanley and the Proponent.

By way of establishing context, the issue of fair vote-counting is coming to the fore as an important corporate governance issue, as evidenced by a January 31, 2014 Institutional Shareholder Services (ISS) Feature report entitled **Vote Disclosures in Focus for 2014 U.S. Proxy Season** (Exhibit 1) which includes the observation:

"There are important principles of fairness and propriety at stake, and occasionally instances where a majority vote (counted the way the SEC does for purposes of determining eligibility for resubmission), is turned into a failing vote because of the variant vote-counting formula used by the company" (page 2, paragraph I).

(A) Statement of Intent

History:

Investor Voice, acting on behalf of the Equality Network Foundation, supplied with its initial filing letter a "Statement of Intent" from the Proponent dated 5/16/2012 (Exhibit 2). These materials were sent to the Company on 11/26/2013.

The Company's 12/9/2013 Deficiency Letter (Exhibit 4) requested a statement from the Proponent that it "**intends to hold the requisite amount of Company common stock** through the date of the Company's 2014 annual meeting" (emphases added) (Exhibit 4, page 2, line 53 and page 3, lines 1-2).

The Proponent's original Statement of Intent included the following unequivocal statement:

"The Equality Network Foundation hereby expresses its **intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8)** from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders. This Statement of Intent acknowledges this responsibility under SEC rules" (emphases added) (Exhibit 2, lines 8-14).

- Note the similarity of language, as highlighted above, between the Company's request and the Proponent's statement – in regard to both the quantity, and the duration of holding. The language of the request and the statement are functionally equivalent: certainly in spirit and in word.

Though the Proponent's original Statement of Intent was felt sufficient under SEC Rules, Investor Voice provided the Company with an updated Statement of Intent, notarized 12/18/2013, because its physical address had changed since the first Statement of Intent had been executed. The second Statement of Intent included the same unequivocal language as the first statement quoted above, namely:

"...we hereby express our **intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8)** from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders. This Statement acknowledges our responsibility under SEC rules..." (emphases added) (Exhibit 3, lines 5-9).

- Note that the highlighted language from the Proponent's two statements of intent is identical (Exhibits 2, 3; and quoted above), and how closely they match the Company's request as highlighted in its Deficiency Letter (Exhibit 4; and quoted above).

Despite the Proponent having provided a comprehensively worded Statement of Intent with its original filing documents, the Company's 12/9/2013 Deficiency Letter rejected it entirely out-of-hand, expressing the entirely unsubstantiated opinion:

"We consider the letter signed by Charles M. Gust dated May 16, 2012, expressing a generalized intent to hold shares of stock of an unidentified company through the date of an unidentified annual meeting to be an inadequate statement of such intent" (Exhibit 4, page 3, lines 2-5).

- Note that the Company's Deficiency Letter neither supports its opinion nor grounds it upon any SEC Rule. Nor does the Company offer any instruction or guidance as to what, instead, it would deem to be an adequate remedy to the perceived deficiency.

The Company's No-Action Letter, dated 1/3/2014, asserts that neither of the Proponent's statements of intent is sufficient, writing:

> "The fact that Rule 14a-8(b)(i) specifies that, in order to be valid, a proponent's statement of intent must assert that the proponent intends to 'hold *the* securities through *the* date of *the* meeting of shareholders,' emphasizes the Rule's intent to compel statements of intent that are at minimum specific enough to identify the securities for which the proposal is intended and the meeting of the shareholders for which the proposal should be submitted." (quoted by Company, placing italicized emphases not in language of the original SEC Rule) (Exhibit 5, page 4, lines 16-21)

- **Note:** The Company added multiple italicized emphases to Rule 14a-8(b)(i) that do not appear in the SEC's language, but failed to note this alteration. Then it proceeded to draw misleading conclusions from the very emphases that the Company, itself, had added.

  This misleading conduct is deplorable, and is unbecoming of Morgan Stanley and Davis Polk, its Counsel.

In our opinion, this act alone may be sufficient grounds for denying the Company's No-Action request.

ANALYSIS:

While a company may wish it could wave into being any number of additional requirements in an attempt to avoid including shareholder-sponsored items in its proxy, the list of requirements sought by the Morgan Stanley No-Action request are entirely unreasonable, are not based in Rule 14a-8(b)(i), and would impose an inappropriate, after-the-fact burden on the Proponent of this Proposal.

- In no fashion does Rule 14a-8(b)(i) require that the *Statement of Intent* (1) name the company, (2) identify specific shares,
  (3) reference a proposal, (4) reference an expiration date, or
  (5) cite a specific company meeting date.

Using the numbering found in the bullet-point above:

1. Name the company. Morgan Stanley is fully identified in the filing letter as well as in the Proposal. Rule 14a-8(b)(i) does not specify that an individual company be named *in the Statement of Intent.*

   The Statement of Intent is akin to an addendum to other materials in the filing packet, and reference to them is implicit. A Statement of Intent cannot stand on its own, and no shareholder filing could be initiated without a filing letter, proposal, verification of shareholding, and Statement of Intent – so by necessity they must be viewed as an indivisible group.

2. Specific shares. The specific shares used for a filing are identified and their duration of holding is fully established by the Letter of Verification (Exhibit 6). Rule 14a-8(b)(i) does not specify that shares be named *in the Statement of Intent.*

3. Reference the proposal. As detailed in item #1 above, this reference is implicit. In this case, the original Statement of Intent was included along with the filing letter and Proposal sent via FedEx to Morgan Stanley. Rule 14a-8(b)(i) does not specify that a proposal be referenced *in the Statement of Intent.*

   The Statement of Intent is not a public document, so a company receiving one only has to be clear as to which proposal it relates to (assuming the company has received multiple proposals in a given year). In this instance, Morgan Stanley received the filing letter, Proposal, Letter of Appointment, and Statement of Intent all in the same FedEx envelope, so there could be no confusion.

4. Have an expiration date. Rule 14a-8(b)(i) does not reference expiration, and does not establish any requirement for a Statement of Intent to expire.

   Because the purpose of a Statement of Intent is to ensure that a Proponent recognizes its/their obligation to hold shares through the time of the next annual meeting of shareholders, a so-called "broad assertion" is not only adequate, it may actually be preferable. This is because it clearly establishes that the Proponent is fully informed and recognizes and acknowledges an obligation under the Rule over time.

   As in item #1 above, the Statement of Intent does not stand alone but exists within a constellation of documents, an indivisible group. Since several of those other documents require a then-current date – absent which a shareholder filing could not go forward – there is no obvious or compelling need for the *Statement of Intent* itself to also carry that burden. The Company's attempt to insist on one may be seen as imposing additional hurdles on shareholders – ones that are not supported under the Rule and, conspicuous by their absence, were apparently never envisioned by the Rules' framers.

Even were Staff to contemplate the creation of a precedent in support of some form of an expiration clause, this Proposal and this No-Action request is decidedly not the place to do so.

This is because in this instance it is the same Proponent this year filing essentially an identical Proposal to last year's – during which time the Company thoroughly examined the Proponent's credentials and found them to be acceptable in every respect.

Because this Proponent (and Investor Voice) is known to the Company, and the Company is aware that the Proponent fully understands the processes and procedures of filing (including the intent to hold shares), it is unreasonable for the Company to insist on an elevated form of credentialing (one not supported by SEC Rules).

5. Cite a specific company meeting date. Rule 14a-8(b)(i) does not specify that a specific company meeting date be named *in the Statement of Intent.*

   In fact, such a requirement would literally be impossible to implement because the date of the Morgan Stanley 2014 annual meeting of shareholders had not been set as-of the filing deadline. This observation was made to the Company in the 12/23/2013 Investor Voice response to the Company's deficiency letter, which observed:

   > "In point of fact, a shareholder can ONLY provide a generalized statement of intent regarding the annual meeting of shareholders, because Morgan Stanley has not yet announced the date of the 2014 annual meeting of shareholders."

   Despite knowing this, the Company proceeded to make the same empty claim in its No-Action request, which could evidence a lack of attention to detail, or a desire to muddy the water.

There is no ambiguity in the Proponent's Statement of Intent. Likewise, there is not even the implication of a requirement under Rule 14a-8(b)(i) for any one of the series of restrictive requirements raised by Company or Counsel. Counsel's restrictive and burdensome suggestions are only supported by spurious conclusions that are based upon an adulterated series of emphases placed improperly into the text of the Rule by Counsel itself, deplorably, without attribution.

- The purpose of a Statement of Intent is to ensure that a proponent recognizes its/their obligation to hold shares. **Thus, the key is the understanding of this obligation – not the naming of the company, the shares, the proposal, or the (unable-to-be-known) date of a future shareholder meeting.**

In this instance, the Proponent's Statement of Intent is categorical, and demonstrates its comprehension by affirmatively referencing each key element that is actually incorporated under Rule 14a-8(b)(i).

While the logistics and content of filing letters and proposals may change over time (and therefore require a degree of year-by-year specificity), the Statement of Intent is not content-based – *it is intention-based* and, therefore, universal. Once understood, it applies across a spectrum of companies or years, and in this way it is akin to riding a bike – once you know how you never forget.

Further, because in this case before Staff it is the same Proponent filing an essentially identical Proposal as last year – during which time the Company went through a similar examination of the Proponent's credentials and found them to be acceptable – it is unreasonable now for the Company to insist on an elevated form of credentialing (one not supported by SEC Rules). This is especially so in regard to the Statement of Intent, which concerns the understanding of a concept that does not change (not the verification of a set of facts which can change year-to-year).

Even were the Commission to feel that some form of expiration clause might be useful, it would be inappropriate to grant no-action relief in this instance because there is no parallel between the circumstance under consideration and the hypothetical future scenario put forward by the Company. This is because both of the Foundation's Statements of Intent are recent: one was dated 2012 for a 2013 filing, and the second – delivered in response to the Company's deficiency letter – is concurrent with the 2013-2014 filing-and-response process.

Therefore, based upon analysis of the Statement of Intent, we respectfully request that Staff deny the Morgan Stanley No-Action request.

(B) Letter of Appointment

History:

By Counsel's own description: "The letter of appointment suffers from many of the same deficiencies as the Letter of Intent" (Exhibit 5, page 5, lines 11-12).

This means, as with the Statement of Intent, that the Company's arguments regarding the Letter of Appointment are based on similarly flawed suppositions, including:

- Wishful thinking concerning words or meanings not present in the Rule.
- Unattributed and improperly emphasized elements that adulterate the language of Rule 14a-8(b)(i), upon which Counsel then draws misleading conclusions.

- Conjecture about hypothetical future events that have no relevance or bearing on the facts of the present circumstance.

ANALYSIS:

It appears that the Company and Counsel would like to draw the Commission's attention away from several key and defining facts:

1. **The Proponent and Investor Voice are both well known to the Company.**

   There is no confusion or lack of clarity as to who the Proponent is, and that they have properly authorized Investor Voice as their representative.

   This is because the Equality Network Foundation (represented by Investor Voice) filed a similar proposal in 2012-2013, using the same Letter of Appointment (Exhibit 7) as submitted with the 2013-2014 filing. Then, Investor Voice participated in conference calls with the Company.

   Both the Letter of Appointment and the Statement of Intent survived challenge and scrutiny in the 2012-2013 filing period. Because all parties remain the same today, each document should be seen as being equally valid and in-force.

2. **The Letter of Appointment was accepted by Morgan Stanley in the past, and is equally acceptable today.**

   The original, acceptable, 2012-2013 Letter of Appointment was augmented by a second, 2013 version (Exhibit 8); which was supplied because Investor Voice's physical address had changed. The 2013 Letter of Appointment is dated and notarized contemporaneously with the current filing and review process.

   The Company's conjecture about a *rogue future* filled with shareholder filings is only that – a fanciful hypothesis which has no bearing on the present case, but seems designed to deflect attention from the objective fact that both the Proponent and Investor Voice are well known to the Company.

3. **There is no support for the Company's position under Rule 14a-8(b)(i) or other portions of Rule 14a-8.**

   The Company makes references to Rule 14a-8(b), then seeks to broadly apply these generalized inferences to the Letter of Appointment and to other sub-sections of Rule 14a-8 in the apparent hope that these random attributions, without specific citation, will somehow be found compelling.

   As referenced above, the Filing Letter, Proposal, Letter of Verification, Letter of Appointment, and Statement of Intent form an indivisible group of documents, such that none can stand alone or result in a shareholder filing on its own. That portions of 14a-8 may apply certain criteria or requirements on one element of this group of documents does not mean that the same criteria or requirements then apply equally to each of the documents. To argue otherwise is not supported in the language of the Rules.

4. **Contracts are not required to have terminating language.**

Investor Voice operates under a contract with its clients, which is not required to have terminating language or a stated end point. Obvious examples of such open-ended arrangements include:

- Legal Retainers (including, presumably, the retainer under which Davis Polk is hired by Morgan Stanley).
- Investment Advisory Agreements. Money managers routinely manage client assets for many years based on a single originating document.
- Sub-Advisory agreements of all sorts.

In many, if not most, contracts there is at play a principle of enduring representation – the idea that a contractual relationship will naturally endure until either: (a) rescinded, (b) a stated termination date is reached, or (c) one party simply stops paying the other.

In precisely the same way that Davis Polk would stop filing No-Action Letters if Morgan Stanley no longer paid it, it is commonsensical that Investor Voice would not continue to represent clients who no longer wished to be active (or who no longer qualified) with their shareholdings.

As referenced above, the indivisible group of filing documents together create interlacing safeguards that offer great protection against the kind of *rogue future* imagined by the Company. Regardless, in this instance, for this shareholder filing, for this Company and in this year, the Commission has before it a set of participants who know each other, and a set of objective facts that are well established and that have not been questioned.

Nothing about the Company's *rogue future* hypothesis applies to this shareholder filing, and nothing in the Company's arguments is solidly buttressed by the language of the Rules.

In summary, the Company has failed to carry its burden of proof in arguing against the Proponent's Letter of Appointment for Investor Voice. Therefore, the Company's No-Action request should not be granted on these grounds.

As with concepts related to specificity or termination in regard to the Letter of Intent, should Staff wish to consider establishing limitations in the realm of Letters of Appointment, we respectfully submit that it should do so by issuing a future clarification via Bulletins or other means, and not by a grant of No-Action in this circumstance. This is because this shareholder filing was entered into with reliance on an established set of Rules and interpretations that could not envision the kind of additional criteria devised after-the-fact in the No-Action Letter by Morgan Stanley.

(C) LANGUAGE IN THE PROPOSAL

HISTORY:

The Company's No-Action Letter suggests that the Proposal contains false and misleading statements and omissions.

What is in fact true is that the Company's No-Action request itself is riddled with a series of:

- Strikingly inaccurate statements.
- Distorted and contorted misquotes.
- Outright falsehoods.

ANALYSIS:

MISQUOTES
Section "D"

A lead sentence in this section states: "In the supporting statement, the Proponent states that the Company 'does not follow the SEC standard' for counting votes" (Exhibit 5, page 6, lines 24-25).

In quoting this, the Company (1) quotes out of context, and also (2) fails to correctly represent the quote. The Company's out-of-context misquote of the Proposal creates an impression that is strongly misleading. The correct quote is:

"However, when it comes to shareholder-sponsored proposals, Morgan Stanley does not follow the *SEC Standard*" (Exhibit 9, paragraph I).

- By failing to use leading-capitals ("lead-caps"), and by not properly italicizing "*SEC Standard*" as it originally appeared in the Proposal, the Company's misquote fails to demonstrate that the Proposal fairly and consistently uses that phrase – which is clearly and accurately defined in the first paragraph of the Supporting Statement – as an appropriate place-holder for the concept of simple majority voting, which is: $\frac{\text{FOR}}{\text{FOR + AGAINST}}$

Morgan Stanley repeats the use of its misquote in four separate instances without ever acknowledging that the Proponent has properly defined its use of this phrase, sets the phrase apart with both lead-caps and *italics* in each-and-every instance, and that this manner of use is entirely consistent with established writing conventions.

THE "*SEC STANDARD*"
Section "E"

Next, the Company would have Staff believe that the Proposal suggests there is a single, SEC-mandated, vote-counting formula. The Proposal does not do this, but instead describes one established vote-counting formula – one that is mandated for determining eligibility for resubmission, which is clearly stated in the first paragraph of the Supporting Statement. Then the Proposal asks that Morgan Stanley consistently apply this formula to all of its shareholder votes (with the exceptions noted in the Proposal's Resolve clause).

In arguing against this, the Company's No-Action Letter makes claims that are contradictory. On the one hand, it asserts that there is no such thing as an SEC standard; while, on the other hand, it acknowledges and lists a wide variety of SEC standards that govern varying aspects of vote-counting. The No-Action Letter reads:

"The proxy rules and related Commission guidance also clearly recognize *different vote counting standards*" (emphasis added) (Exhibit 5, page 6, lines 39-40); and also: "the Commission has both recognized and applied *different standards in different contexts*" (emphasis added) (Exhibit 5, page 7, lines 9-10).

More fully, the paragraph of the No-Action Letter that contains the first of these two excerpts reads:

> "in fact, the Commission prescribes other **standards** in other contexts. For example, under Rule 16b-3(d)(2) of the Exchange Act, **the Commission specifies a vote counting standard** of a "majority of the securities of the issuer present or represented, and entitled to vote at the meeting," for exempting certain transactions from Section 16(b) of the Exchange Act – the same **standard** as is embodied in the Company's bylaws. Similarly, Rule 18f-2(a) of the Investment Company Act of 1940, **specifies a voting standard** of 'a majority of the outstanding voting securities of each class or series of stock affected by such matter.' **The proxy rules and related Commission guidance also clearly recognize different vote counting standards.** For example, Item 21 of Schedule 14A requires disclosure of 'the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions' and the SEC notes in 'Spotlight on Proxy Matters – The Mechanics of Voting' that 'the effect of an "abstain" vote may depend on the specific voting

rule that applies" (bold emphases added, URL and Company-supplied emphasis removed) (Exhibit 5, page 6, lines 33-40 and page 7, lines 1-6).

In all, this single paragraph of the Company's No-Action Letter uses the word "standard" five times – two of them as plural, wherein the single use is in reference to multiple standards.

In its submission, Morgan Stanley would have one believe that there is no such thing as an SEC standard. What is actually the case is that the Commission establishes a number of different standards that govern a variety of contexts.

The standard highlighted by the Proposal clearly does exist – it is a recognized standard. That it is one among many is not unusual; in fact, the impetus for the Proposal is the very fact that there are a variety of vote-count formulas at play (some of which may even be considered "standards" in one context or another).

The Proposal asks for a vote of shareholders on whether to recommend the consistent and uniform use of one of these standards across-the-board (except for special instances as highlighted in the Resolve clause).

As an aside, it should be noted that the existence of a variety of mandated standards is not unique to the SEC – it is how business gets done the world over. The ISO (International Standards Organization), for example, has established a myriad of standards to govern all manner of processes and products, and there are a nearly countless number of International, Federal, State, and Local entities that themselves each establish a range of standards. Different standards for different contexts are, each in their own right, a "standard."

Because Morgan Stanley is inaccurate in its initial supposition (i.e., that there is no SEC standard), and contradictory in its subsequent arguments that establish the existence of a wide range of SEC standards, each of the Company's conclusions based upon these premises is flawed.

Therefore, the Company has failed to carry its burden of proof and for this reason should not be granted a No-Action on this basis.

continued next page...

FURTHER CONSIDERATION OF THE PHRASE: "*SEC Standard*"

Because there are a myriad of legitimate standards, the key in defining and discussing them – so that one appropriately compares apples-to-apples – is to establish a context.

The Proposal:

1. Clearly establishes the narrow and well-defined context of vote-counting at company meetings.

2. Clearly defines which particular standard it wishes to discuss and highlight for consideration by shareholders.

3. Because of the 500-word limitation, supplies a name to this particular standard and appropriately distinguishes the use of this name in each-and-every instance by the consistent use of *italics* and lead-caps (which follows established conventions of writing).

4. Asks shareholders to compare this particular standard to the other vote-count formulas that Morgan Stanley has chosen to use in its proxy.

5. States the simple fact that Morgan Stanley's particular use of formulas lowers the vote-tally on shareholder-sponsored proposals (vis-à-vis the *SEC Standard* formula that shareholders are asked to consider), and boosts the vote-tally on Management-sponsored Proposal #1 relative to other proposals.

Though we respectfully submit that the Proposal's use of *italics* and lead-caps for each instance of the phrase "*SEC Standard*" follows a ubiquitous, common-sense, and well-defined writing convention, should the Commission feel that it would be beneficial to make minor clarifications to the language of the Proposal, the Proponent affirms its willingness to do so.

- An option for consideration would be to place the parenthetical "(as defined above)" after the Proposal's second and subsequent uses in the Proposal of the phrase "*SEC Standard*."

  This would be straightforward, minor, still within the 500-word limitation, and would completely obviate the Company's complaint.

Other than this kind of simple clarification, we respectfully request that Staff deny the Company's No-Action request.

continued next page...

FALSELY STATED REPRESENTATIONS
Section "F"

Next the Company misleadingly asserts: "the Proposal contains factually false statements regarding the voting standard it proposes" (Exhibit 5, page 7, lines 14-15).

It refers to the fact that counting abstentions as the Company does lowers the vote count on shareholder-sponsored items.

The Company engages in "selective quote-mining" and omits key data to present an out-of-context excerpt to the Commission.

In presenting this, Morgan Stanley has dropped the first sentence-and-a-half of a two-sentence paragraph (noted in the Proposal as "Consideration [2]") to only present:

"ignores voter intent and unilaterally counts all abstentions to side with management" (emphasis added) (Exhibit 5, page 7, line 16).

This is what the Proposal actually states:

"Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item. Despite this, Morgan Stanley **ignores voter intent and unilaterally counts all abstentions to side with management"** (emphasis added) (Exhibit 9, Consideration [2], paragraph G).

Note the underlined items in the full quote above – it sets the crucial context for what follows; namely, that the Proposal only speaks here in reference to shareholder-sponsored items.

Based on this manipulation, the Company goes on to make generalized assertions regarding voter intent that are not germane to the specific context of shareholder-sponsored items.

The effect of counting abstentions in the denominator creates an objective reality that is not a matter for discussion or conjecture. It is certain that describing the mathematical effect a formula has is not a "factually false statement" as is quite misleadingly represented by the Company.

In demonstration of what the known and quantifiable effect is of counting abstentions in the way the Company does, see page 74 of the Company's "Notice of 2013 Annual Meeting of Shareholders" (Exhibit 10). As seen on page 74, the Company's 2013 proxy clearly indicates that for purposes of Management-sponsored Item #1 (the election of directors) the "Effect of Abstentions" is **"No Effect"** (emphasis added) (Exhibit 10, column D), whereas for all other categories of item the "Effect of Abstentions" is a **"Vote Against"** (emphasis added) (Exhibit 10, column D).

This predictable outcome derives from the differential application of two different vote-counting formulas – which is a mathematical fact the Company seeks to ignore.

FALSE ASSERTIONS
Section "G"

Further, the Company's No-Action Letter makes a stridently bold and unequivocal statement regarding the Proponent and Proposal:

"*These assertions are false.* The Company's voting methodology applies *equally* and *identically* to Company-sponsored proposals and stockholder proposals" (underscore in the original, other emphases added) (Exhibit 5, page 7, lines 25-26).

Note use of the words: "applies **equally** and **identically**" (emphasis added).

The Company and its Counsel essentially call the Proponent a liar then, with full knowledge of their actions, admit in footnote #3 of the same page that Morgan Stanley's proclamation is utterly false. Footnote #3 reveals:

"As disclosed on page 74 of the Company's proxy statement, *abstentions have no effect on the election of directors*" (emphasis added) (Exhibit 5, page 7, footnote #3, lines 43-44).

This discrepancy is the central theme of the Proposal. The Company and Counsel clearly recognize and acknowledge this fact later in the same paragraph, which includes:

"The claim that the Company counts votes for Company-sponsored proposals in one manner and shareholder-sponsored proposals in another manner – a claim that appears to be the central theme of the Proposal – **is patently untrue**" (emphasis added) (Exhibit 5, page 7, lines 31-34).

The objective fact is that Management-sponsored proposal #1 has a different vote-counting formula applied to it than the formula applied to other proposals, including shareholder-sponsored ones. That the Company and its Counsel would be so cavalier as to make a stridently false proclamation then quietly attempt to reverse itself in a footnote, is disingenuous and misleading.

The entire point of the Proposal is to highlight this discrepancy in vote-counting between one category of Management-sponsored proposal and other types of proposals, then to allow shareowners to consider whether they would prefer to see a consistent approach across-the-board (except for the exclusions clearly detailed in the Proposal's Resolve clause).

continued next page...

INTENT OF ABSTAINING VOTERS
Section "H"

In this section, the Company starts with a misrepresentation, and concludes with a false claim about the Proposal.

The Company initially draws two quotes from the Proposal related to the actions taken by abstaining voters. Then the Company opines that these are opinions of the Proponent and asserts: "as a factual matter, abstentions do not always reflect an intent to oppose management's position on the item under consideration" (Exhibit 5, page 7, lines 41-42). There are two problems with the Company's interpretation of these quotes:

- The Proposal's two statements do indeed reflect facts, and are not opinions.

  The first quote states that "Abstaining voters consciously act to abstain" – this is a logical certainly, not subject to conjecture. An abstaining voter, by definition, has voted to abstain.

  The second quote that "Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item" is also an objective fact. A shareholder-sponsored item appears in the proxy when management has not agreed with the Proponent; hence, the recommendation to vote against the item. Whatever their intention, the abstaining voter does not follow this recommendation; instead, they abstain.

- In neither instance does the Proposal presume anything in regard to a voter's intent. Instead, in both cases it accurately describes a voter's actions.

  We often suspect that an abstaining voter is not swayed by management's rationale and recommendation to vote against the Proposal, but also feels that they haven't yet learned enough about the topic to vote for it.

  The abstaining voter may lean one way or the other – we don't know, and Morgan Stanley does not know – but the practical effect of counting abstentions as Morgan Stanley does on shareholder-sponsored items is as if each-and-every abstain voter has cast a "Vote Against" the item (Exhibit 10, column D).

  We find it implausible in the extreme to presume that every abstaining voter would wish to side with the Company – which is precisely the effect that casting an abstain vote currently has.

In addition, the No-Action Letter states: "there is no singular, categorical intent discernible from an abstention that applies to shareholders" (Exhibit 5, page 8, lines 1-2). We agree, which is why the counting of abstentions as Morgan Stanley does – all abstentions having the effect of a vote against – is seen as being inappropriate.

Though the Company states that "there is no singular, categorical intent" behind an abstention, every single abstention on a shareholder-sponsored proposal is counted in one way: as having the same effect as a vote against. In this, the Company's proxy voting policy directly contradicts statements made in the No-Action request.

THE CONTEXT OF DIRECTOR ELECTIONS
Section "I"

The Company's No-Action Letter comments on use of the word "withhold" versus "abstain," then proceeds to opine whether a rare confluence of circumstances could arise in the context of a contested director election.

The average shareholder or Board member is not likely to be perplexed when reading the Resolve clause. This is because, fundamentally, the Proposal addresses principles of consistency and fairness in vote-counting – which are concepts that are readily understood and considered whether or not a single word contained within a lone parenthetical of the Resolve clause is "withheld" or "abstain."

We also suggest that the Company's expressed concern over implementation may be over-stated. As will be detailed further below, if the Proposal were adopted it would lead to the Board's sitting down to enumerate a set of policies and protocols, which would certainly be more detailed and encompassing than the 71 words of this Resolve clause could ever aspire to be.

That said, because of current usage it is reasonable that the word "abstain" may be preferable. If it is deemed desirable, the Proponent views a single-word substitution as the kind of minor adjustment which could readily be agreed to prior to the proxy print deadline. In fact, minor adjustments like this seem to be what the Commission contemplates when it encourages dialogue between companies and shareholders prior to resorting to the no-action process.

Turning to the question of contested director elections, the Company again places words into the Proposal which are not truly there when it states: "the proposal requires a majority of 'for' votes **in all cases, without exception**" (emphasis added) (Exhibit 5, page 9, lines 4-5).

In point of fact, the Proposal envisions several categories of exception when it states in the Resolve clause: "This policy shall apply to all matters unless shareholders have approved higher thresholds, **or applicable laws or stock exchange regulations dictate otherwise**" (emphasis added) (Exhibit 9, paragraph A, last sentence).

The inclusion of this language makes the question of special cases a non-issue; therefore, the Proposal may be seen to reasonably accommodate the concerns raised.

It must be said that a shareholder proposal does not have sufficient scope to plumb the minutia of every conceivable circumstance – that would not be possible within the confines of a 500-word document.

Instead, it is able to raise an issue for the reasoned consideration of stockholders that then, if adopted, would lead to the Board's creating a set of policies and protocols. It is through this process that proper consideration and weight can be given to the sorts of unusual scenarios raised by the Company.

We feel the concerns as raised may be red herrings. While they can and should be contemplated within a Board-developed and approved set of policies, they are beyond the scope of a 500-word shareholder proposal.

Therefore, they should not be considered as sufficient grounds for granting a No-Action request.

IN CLOSING

ADDITIONAL GUIDANCE

If Staff should feel that additional guidance would be beneficial to clarify certain elements of 14a-8(b)(i), we respectfully submit that it would be inappropriate to attempt to offer guidance by granting no-action relief in this instance. This is because:

- The Proponent (and Investor Voice as the Proponent's representative) is well-known to Morgan Stanley.

- This Proposal and its supporting documents were found to be acceptable in 2012-2013, but now are being described as unacceptable when used to file again in 2013-2014. In neither instance does the current circumstance resemble the future scenarios put forward by the Company.

We feel the Proposal as written is fair, clear, accurate, and well suited for shareholder consideration (or could be easily clarified, as suggested earlier, at the Staff's direction to do so).

The Company has not adequately substantiated any of its claims against the Proposal; in particular, we feel that Morgan Stanley's No-Action submission is fatally flawed because it:

- Engaged in extensive and highly selective "quote-mining" such that the Company's characterization of the Proposal and the Proposal itself bear little resemblance to each other.

- Manipulated an SEC Rule by placing (without attribution) emphases which were not original to the text, then drew misleading conclusions based entirely on the emphases.
- Demanded additional criteria for both the Statement of Intent and the Letter of Appointment which are not based in the Rules.
- Did not substantiate assertions that the Resolve clause is vague.
- Presented inaccurate assertions concerning the content of the Proposal.
- Attributed misleading conjecture to the Proposal regarding the intent of Abstaining Voters (which, of course, no one can know); when the Proposal itself was grounded in observable fact regarding the vote formulas used and their mathematical effect on vote outcomes.
- Proclaimed blatant falsehoods, with the hope that neither Staff nor Proponent would notice the real truth hidden in footnotes.

Observing this, we feel the Company and its Counsel have displayed extensive disregard for the integrity of the no-action process, and wonder whether these actions rise to a level which requires admonishment.

Therefore, we respectfully submit that the Company has failed to meet its burden of proof and that the entirety of the Proposal should be included in the proxy.

That said, as offered earlier, the Commission has before it several simple and expedient remedies should it feel that clarifications to the Proposal's language are warranted.

We very much appreciate the time and attention given by Staff to the important and emerging corporate governance issue of fair vote-counting.

If you should have questions or need additional information, please contact me at (206) 522-3055 or team@InvestorVoice.net. If the Staff does not concur with the Proponent's position, we would appreciate an opportunity to confer with Staff concerning these matters prior to the issuance of its response. Thank you.

Sincerely,
Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc Exhibits 1-10
cc Equality Network Foundation
Martin M. Cohen, Corporate Secretary, Morgan Stanley
Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley
Marc O. Williams, Davis Polk & Wardwell, LLP

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

EXHIBITS

EXHIBIT 1: ISS Governance Weekly feature: **"Vote Disclosure in Focus for 2014 U.S. Proxy Season"**
1/31/2014 (3 pages; annotated, highlighted)

EXHIBIT 2: Equality Network Foundation **Statement of Intent (#1)**
5/16/2012 (1 page; annotated, highlighted)

EXHIBIT 3: Equality Network Foundation **Statement of Intent (#2)**
12/18/2013 (1 page; annotated, highlighted)

EXHIBIT 4: Morgan Stanley **Deficiency Letter to Investor Voice**
12/9/2013 (3 pages; annotated, highlighted)

EXHIBIT 5: Morgan Stanley **No-Action Request**
1/3/2014 (10 pages; annotated, highlighted)

EXHIBIT 6: Schwab **Verification of Shares for Equality Network Foundation**
12/11/2013 (2 pages; annotated, highlighted)

EXHIBIT 7: Equality Network Foundation **Letter of Appointment (#1) for IV**
5/16/2012 (1 page; annotated, highlighted)

EXHIBIT 8: Equality Network Foundation **Letter of Appointment (#2) for IV**
12/18/2013 (1 page; annotated, highlighted)

EXHIBIT 9: Shareholder **Proposal on Fair Vote-Counting**
11/26/2013 (1 page; annotated, highlighted)

EXHIBIT 10: Morgan Stanley **Notice of 2013 Annual Meeting of Shareholders**
3/28/2013 (1 page; annotated, highlighted)

~ ~ ~

EXHIBIT 1 | "Vote Disclosure in Focus for 2014"

(paragraph letters & highlights added)

ISS
An MSCI Brand

Governance Weekly

A January 31, 2014

B FEATURE

C Vote Disclosures in Focus for 2014 U.S. Proxy Season

D Vote disclosures and calculations will feature prominently over the 2014 U.S. annual meeting, with shareholder activists filing resolutions calling for "enhanced" confidential voting, as well as a uniform calculus for measuring support and opposition.

Click here to read the full story. »

EUROPE, MIDDLE EAST, AND AFRICA

Grant Thornton releases its assessment of governance at the largest 350 U.K. companies in 2013.

Click here to read the full story. »

ISS NEWS

ISS seeks feedback on ongoing benchmark consultation, director compensation bylaw FAQs.

Click here to read the full story. »

MEETINGS TO WATCH

Bank Hapoalim, Feb. 11 | ISS Governance QuickScore: N/A

Bank Leumi le-Israel, Feb. 11 | ISS Governance QuickScore: N/A

Click here to read the full story. »

RESEARCH & RESOURCES ON ISS' GOVERNANCE EXCHANGE

2013 Proxy Season Review: Spain

2013 Proxy Season Review: U.K. & Ireland

2013 Proxy Season Review: France

2013 Proxy Season Review: Hong Kong

2013 Proxy U.S. Season Review: ESG Proposals

2013 Proxy Season Review: Japan

2013 Voting Results Report: Europe

2013 Proxy Season Review: United States

More on www.issgovernance.com »

EXHIBIT 1 | "Vote Disclosure in Focus for 2014"

(paragraph letters & highlights added)

E Vote Disclosures in Focus for 2014 U.S. Season

Vote disclosures and calculations will feature prominently over the 2014 U.S. annual meeting, with shareholder activists filing resolutions calling for confidential voting as well as a uniform calculus for measuring support and opposition.

Calls for "enhanced confidential voting," filed principally by retail investor John Chevedden, will first go to a vote at **Whole Foods Market** on Feb. 24, with resolutions also being filed to **The Home Depot**, **Comcast**, **Amazon.com**, **Intel**, **Cummins**, and **Omnicom Group**, among others. ISS is now tracking 14 such proposals, many of which have been challenged at the U.S. Securities and Exchange Commission or judicially, as in the case of Omnicom, a New York-headquartered firm providing advertising and marketing communications services.

The resolutions effectively aim to bar management's visibility into the running tally for management and shareholder resolutions, so as to hinder management's ability to solicit or sway votes prior to a meeting. However, language in the proposals typically provides a carve-out for proxy contests, so as not to create asymmetrical disclosures between management and dissidents, and to monitor votes to ensure quorum requirements are met.

Confidential voting has received significant attention following a separate chairman and CEO vote last May at **JP Morgan Chase's** annual meeting. Proponents of the board leadership shareholder resolution called into question the company's decision to abruptly end disclosure of running vote tallies to the proposal's sponsor in the days prior to the meeting. The Securities Industry and Financial Markets Association (SIFMA) instructed Broadridge Financial Solutions to stop sending real-time results to the American Federation of State, County and Municipal Employees, the New York City Comptroller's Office, and other resolution sponsors, according to press reports, which also noted the banking giant's current head of government affairs previously served as head of SIFMA.

Last year, ISS tracked vote results for just one confidential voting resolution--at **CenturyLink**--which received the support off 42.2 percent of votes cast "for" and "against." The figure is largely in keeping with historical voting trends. Of nearly 90 proposals voted dating back to 1994, average support stood at 38.7 percent, according to ISS records.

F A Uniform Voting Calculus

G Another issue likely to be in focus this year is the method by which companies count votes. Investor Voice, a Seattle-based group that "develops and implements robust shareholder engagement strategies for institutions, individuals, and non-profits," has filed nine resolutions calling on companies to take a uniform approach to calculating support and opposition levels for both management and shareholder resolutions. Companies receiving proposals include **Simon Property Group**, **McDonald's**, **Goldman Sachs**, and **Charles Schwab**, among others, with plans for filings at a another six firms.

H According to the proponent, the resolutions call for all matters presented to shareholders to be decided by a simple majority of the shares voted "for" and "against" (or "withheld" in the case of board elections) both management and shareholder resolutions.

I "Folks are generally shocked to learn about this issue, because it's somewhat remarkable that companies can generally adopt whatever vote-counting formula they wish, and are often seen using multiple, differing formulas within the same proxy--often in ways that advantage some or all management-sponsored proposals, while disadvantaging each-and-every shareholder-sponsored one," said Bruce Herbert, chief executive of Investor Voice, in an email to ISS. "There are important principles of fairness and propriety at stake, and occasionally instances where a majority vote (counted the way the SEC does for purposes of determining eligibility for resubmission), is turned into a failing vote because of the variant vote-counting formula used by the company."

J The resolution, which would effectively harmonize company voting calculations with those used by the SEC when measuring shareholder proposal support for resubmission eligibility, stems from the treatment of broker non-votes as dissent by Plum Creek Timber some years ago, according to Larry Dohrs, vice president at Investor Voice. Dohrs told *Governance Weekly* that while companies have since been prohibited from treating broker non-votes as "against" votes, his group has been focused on appropriateness of companies determining abstentions are in fact representative of opposition to a shareholder resolution.

K Questions over the calculus used by companies in determining approval of shareholder proposals in particular were also in the spotlight as recently as last June, following the annual meeting of Bermuda-incorporated **Nabors Industries**. In a June 6 form 8-K filing, the firm announced that resolutions filed by investors calling for the right of proxy access, an independent board chair, and a shareholder vote on golden parachutes, netted 46.7 percent, 49.5 percent, and 45.9 percent of the vote, respectively. When abstentions and broker non-votes were excluded from opposition tally, however, each of the resolutions garnered a narrow majority.

L Nabors' calculation of the voting results conflicted with disclosures on voting requirements in separate areas of the 2013 proxy statement as well as with voting requirements detailed in the company's 2012 DEF14-A, leading to confusion among company stockholders. The company argued there had been no change to its voting calculus, which, officials said, had always treated broker non-votes as votes against on non-binding shareholder proposals.

M Notably, the campaign is not new, with the New York City Employee Retirement System (NYCERS) filing similar resolutions calling for the exclusion of abstentions when counting dissent on shareholder proposals, according to ISS records. Those resolutions--voted on more than a decade at **Alaska Air Group, Fluor, PG&E, Harrah's Entertainment**, and others--netted average support of just over 15 percent Â with a high of 20.9 percent of votes cast "for" and "against."--*Subodh Mishra, Governance Exchange*

BACK TO TOP ↑

EXHIBIT 1 | "Vote Disclosure in Focus for 2014"

(paragraph letters & highlights added)

EXHIBIT 2 | Statement of Intent (#1)

(line numbers & highlights added)

Wednesday, May 16, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter the Equality Network Foundation hereby expresses its intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement of intent acknowledges this responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf). This statement of intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,

signature

Charles M. Gust
Executive Director

c/o Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

EXHIBIT 3 | Statement of Intent (#2)

(paragraph letters & highlights added)

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter we hereby express our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges our responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf).

This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, and is to be accepted as our Statement of Intent by any company receiving it.

Sincerely,

Charles Gust

signature

Charles M. Gust
President
Equality Network Foundation

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell Expiration Date 04/23/16

(Signature of Notarizing Officer) (mm/dd/yyyy)

(NOTARY SEAL)

MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16

EXHIBIT 4 | Deficiency Letter

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1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 9, 2013

Direct Dial: (212) 762-7325
Facsimile Number: (212) 507-0010
Email: jacob.tyler@morganstanley.com

VIA OVERNIGHT DELIVERY

Investor Voice
10033 – 12th Ave NW
Seattle, WA 98177
Attn: Bruce T. Herbert, Chief Executive

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Herbert:

On November 27, 2013, we received your letter dated November 25, 2013 (sent via FedEx on November 26, 2013, as evidenced by the FedEx envelope and tracking information) submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2014 proxy statement, purportedly on behalf of the Equality Network Foundation.

With respect to the letter that you have provided from Equality Network Foundation, we note that Rule 14a-8 does not explicitly authorize a shareholder to grant authority to another party to submit a proposal under Rule 14a-8 on its behalf. In addition, it is not clear from the letter you provided that Equality Network Foundation has authorized you to submit the Proposal. In particular, we note that the letter fails to identify the Proposal (or even its subject matter) or the Company. For these reasons, we consider Investor Voice, not the Equality Network Foundation, to be the proponent of the Proposal.

As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. Investor Voice is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership. Accordingly, Investor Voice must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date you submitted the Proposal, November 26, 2013 (as evidenced by the FedEx envelope and tracking information), Investor Voice had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date you submitted the Proposal.

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In

EXHIBIT 4 | Deficiency Letter

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Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "affiliate") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Investor Voice can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If Investor Voice's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then Investor Voice needs to submit a written statement from its broker, bank or securities intermediary verifying that Investor Voice continuously held the required amount of Company common stock for at least the one year period to and including the date you submitted the proposal, November 26, 2013.

- If Investor Voice's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then Investor Voice needs to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that Investor Voice continuously held the required amount of Company common stock for at least the one year period prior to and including the date you submitted the proposal, November 26, 2013. Investor Voice should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If investor Voice's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds Investor Voice's shares knows Investor Voice's broker's, bank's or securities intermediary's holdings, but does not know Investor Voice's holdings, Investor Voice needs to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date you submitted the proposal, November 26, 2013: one from Investor Voice's broker, bank or securities intermediary confirming Investor Voice's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In addition, under Rule 14a-8(b)(2)(i), Investor Voice must submit a written statement that Investor Voice intends to continue to hold the requisite amount of Company common stock through the date of the Company's 2014 annual meeting of shareholders.

We note that even if the Equality Network Foundation were deemed to be the proponent of the Proposal, the deficiency and requirements described above would apply to it. In such case, the Equality Network Foundation must submit to us (1) a letter expressly authorizing Investor Voice to submit the Proposal to the Company on behalf of the Equality Network Foundation for inclusion in the Company's 2014 proxy statement, (2) a written statement from the "record" holder of the shares verifying that on the date of submission of the Proposal, November 26, 2013, the Equality Network Foundation had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal and (3) a written statement that the Equality

EXHIBIT 4 | Deficiency Letter

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Network Foundation intends to hold the requisite amount of Company common stock through the date of the Company's 2014 annual meeting of shareholders, as required by Rule 14a-8(b)(2)(i). We consider the letter signed by Charles M. Gust dated May 16, 2012, expressing a generalized intent to hold shares of stock of an unidentified company through the date of an unidentified annual meeting to be an inadequate statement of such intent.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

EXHIBIT 5 | No-Action Letter

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New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 3, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated November 25, 2013 (the "**Proposal**") submitted by Investor Voice, purportedly on behalf of the Equality Network Foundation (the "**Proponent**"), via FedEx on November 26, 2013 (as evidenced by the FedEx envelope and tracking information) and received by the Company on November 27, 2013 for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "**2014 Proxy Materials**"). The Proposal and related correspondence are attached hereto as Exhibit A, Exhibit B and Exhibit C.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2014 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2014 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

EXHIBIT 5 | No-Action Letter

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THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> "RESOLVED: Shareholders of Morgan Stanley (or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to:

Rule 14a-8(f) because Investor Voice failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2014 Annual Meeting under Rule 14a-8(b);

Rule 14a-8(f) because Investor Voice failed to provide adequate proof that it is acting on behalf of the Proponent under Rule 14a-8(b); and

Rule 14a-8(i)(3) because the Proposal contains vague and materially false and misleading statements in violation of Rule 14a-9.

1. The Company may omit the Proposal pursuant to Rule 14a-8(f) because the Proponent failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2014 Annual Meeting under Rule 14a-8(b)(1).

A Rule 14a-8(b) promulgated under the Exchange Act requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal. [The proponent] must continue to hold those securities through the date of the meeting," and if a proponent is not the record holder of the securities, the proponent must provide "a written statement from the 'record' holder of [the proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [his or her] proposal,[1] [the proponent] continuously held the securities for at least one year." The proponent must include an additional written statement that it "intend[s] to continue to hold the securities through the date of the meeting of shareholders."

[1] Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically.

EXHIBIT 5 | No-Action Letter

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The Proponent is not currently the registered holder on the Company's books and records of any shares of the Company's common stock. The cover letter initially submitted with the Proposal by Investor Voice states that the "Equality Network Foundation is the beneficial owner of 86 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since August 1, 2006 (supporting documentation available upon request)." *See* Exhibit A. On December 9, 2013, the Company sent a deficiency notice to Investor Voice, in accordance with the guidelines set forth in Staff Legal Bulletin No. 14F (CF), Shareholder Proposals (October 18, 2011) and Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), requesting (1) satisfactory verification of the Proponent's continuous ownership of the requisite amount of the Company's common stock for at least the one-year period preceding and including December 9, 2013, (2) a written statement from the Proponent that it intends to hold the requisite amount of Company common stock through the date of the Company's 2014 Annual Meeting of Shareholders, as required by Rule 14a-8(b)(2)(i) and (3) a letter expressly authorizing Investor Voice to submit the Proposal to the Company on behalf of the Proponent for inclusion in the Company's 2014 Proxy Materials. *See* Exhibit B. On December 23, 2013, Investor Voice emailed and faxed a response to the Company including the requested proof of ownership by the Proponent. *See* Exhibit C.

However, the December 23 response fails to provide sufficient evidence of the Proponent's intent to hold the requisite amount of Company common stock through the date of the Company's 2014 Annual Meeting of Shareholders. Rule 14a-8(b)(2)(i) states that if a proponent is not the registered holder of record, then, the proponent must submit a written statement from the proponent that it "intends to continue to hold the securities through the date of the meeting of shareholders." Investor Voice's cover letter to the Proposal states that "in accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders (letter of intent enclosed)." *See* Exhibit A. The letter of intent originally included with the Proposal was dated May 16, 2012, signed by the executive director of the Proponent, addressed "To Whom It May Concern," and indicated that the Proponent "hereby expresses its intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders." *See* Exhibit A. In the December 9 deficiency letter, the Company stated that the Proponent must submit "a written statement that the Equality Network Foundation intends to hold the requisite amount of Company common stock through the date of the Company's 2014 Annual Meeting of Shareholders, as required by Rule 14a(b)(2)(i)." *See* Exhibit B. The December 9 deficiency letter goes on to specify that the Company considers the "letter signed by Charles M. Gust dated May 16, 2012, expressing a generalized intent to hold shares of stock of an unidentified company through the date of an unidentified annual meeting to be an inadequate statement of such intent." *See* Exhibit B. In its December 23 response, the Proponent made three cosmetic changes to the May 16, 2012 letter: (1) removed the date, (2) provided a notarization dated December 18, 2013 and (3) added the italicized language: "This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, *and is to be accepted as our Statement of Intent by any company receiving it*" (the version of the letter provided in the December 23 response, the "Letter of Intent"). *See* Exhibit C.

EXHIBIT 5 | No-Action Letter

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The Company believes that the Letter of Intent is insufficient to satisfy the requirements of Rule 14a-8(b)(2)(i). The Letter of Intent does not reference any particular company, any particular share amounts, any particular proposal or any particular meeting, nor does it contain an expiration date. As such, the broad-sweeping statement of intent could be utilized by the Proponent and, perhaps more importantly, Investor Voice, purportedly acting as the Proponent's representative, as a statement in support of the Proponent's eligibility to submit myriad proposals to myriad companies, into perpetuity. In addition, the notarization provided in the December 23 response does not mitigate the unacceptably open-ended nature of the Letter of Intent. Rather, the notarization authenticates the fact that the signatory indeed signed the Letter of Intent, but it fails to address the Letter of Intent's substantive deficiencies. Since Rule 14a-8(b)(i) sets forth *eligibility* criteria, which, by their nature, suggest specific factors determining a shareholder's standing to submit a proposal, neither its language nor its intent would appear to permit such a generic statement of intent.

Adding the statement that the Letter of Intent "is to be accepted as our Statement of Intent by any company receiving it," further underscores the Letter of Intent's deficiencies. The fact that Rule 14a-8(b)(i) specifies that, in order to be valid, a proponent's statement of intent must assert that the proponent intends to "hold *the* securities through *the* date of *the* meeting of shareholders," emphasizes the Rule's intent to compel statements of intent that are at minimum specific enough to identify the securities for which the proposal is intended and the meeting of the shareholders for which the proposal should be submitted. The wording and intent of Rule 14a-8(b)(i) stand in direct contrast to the Proponent's broad assertion that its statement of intent should "be accepted as our Statement of Intent by *any* company receiving it." *See* Exhibit C. Furthermore, the Proponent's failure to specify its intent to hold the *Company's* shares through the date of the *Company's* 2014 Annual Meeting of Shareholders, notwithstanding the Company's explicit request for such information, leads to a situation in which the only way for the Company to verify that the Proponent intends to hold the Company's shares through the date of the Company's 2014 Annual Meeting of Shareholders (as required by Rule 14a-8(b)(i)) would be for the Company to contact the Proponent. This is at odds with the construct of Rule 14a-8, which places the burden of proving ownership on the proposing shareholder, not the Company.

For the reasons stated above, the Company believes that the Proposal is properly excludable under Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

2. The Company may omit the Proposal pursuant to Rule 14a-8(f) because Investor Voice failed to provide adequate proof that it is acting on behalf of the Proponent under Rule 14a-8(b).

B Even if the Proponent were to have provided a sufficiently specific letter of intent, the Proposal is properly excludable because Investor Voice has failed to provide adequate proof that it is acting on behalf of the Proponent. The Proposal includes a so-called "letter of appointment" from the Equality Network Foundation, dated May 16, 2012, which states: "By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at

EXHIBIT 5 | No-Action Letter

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shareholder meetings." *See* Exhibit A. In response to the Company's request in the December 9 deficiency letter that the Proponent provide "a letter expressly authorizing Investor Voice to submit the Proposal to the Company on behalf of the Equality Network Foundation for inclusion in the Company's 2014 Proxy Materials," the Proponent (1) removed the date of the original letter of appointment, (2) provided a notarization dated December 18, 2013 and (3) added certain specified matters relating to shareholder engagement (*i.e.*, proxy voting and submission of shareholder proposals) for which Investor Voice may act on the Proponent's behalf together with instructions for "any company receiving a shareholder proposal under this durable appointment" to consider the letter of appointment authorization to interact with Investor Voice. *See* Exhibit C.

The letter of appointment suffers from many of the same deficiencies as the Letter of Intent. For example, the letter of appointment fails to identify the Proposal (or even its subject matter) or the Company to whom the Proposal is being submitted. The changes made to the letter of appointment in the Proponent's December 23 response do not add the kind of specific information that would be consistent with the defined eligibility criteria provided under Rule 14a-8(b) (*i.e.*, the shareholder meeting to which the letter of appointment applies and the time period within which such appointment is valid). Permitting a shareholder's representative to claim authority to submit a proposal on behalf of a Proponent on such a broad and non-specific basis undercuts a basic predicate of Rule 14a-8 – that only shareholders are entitled to submit proposals – and could lead to situations in which, years following a supposed grant of authority, a non-shareholder submits a proposal to a company, and related to a subject matter, entirely unknown to the shareholder alleged to have granted such authority. Indeed, similar to the deficiencies presented by the Letter of Intent, the only way for the Company to verify the "letter of appointment" and its current status would be to contact the Equality Network Foundation. Once again, this directly conflicts with the construct of Rule 14a-8, which places the burden of proving ownership on the proposing shareholder, not the Company.

The Proposal is therefore properly excludable under Rule 14a-8(f)(1), as the Proponent has failed to meet the eligibility criteria predicate to valid submission of shareholder proposals under Rule 14a-8. For the reasons stated above, the Company believes that the Proposal is properly excludable under Rule 14a-8(f)(1).

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite and contains materially false and misleading statements in violation of Rule 14a-9.

C The Proposal is inherently vague and indefinite and contains materially false and misleading statements in three respects. First, it implies that the Company is not in compliance with SEC standards for counting votes in connection with matters presented for shareholder approval when, in fact, no such standard exists. Second, it states that the Company applies different standards to Company-sponsored proposals and shareholder-sponsored proposals, which is simply untrue. Third, application of the Proposal is sufficiently unclear and confusing that neither the shareholders voting on the Proposal, nor the company in implementing the Proposal (if adopted), would be able to determine with reasonably certainty exactly what actions or measures the Proposal requires.

EXHIBIT 5 | No-Action Letter

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a. The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements and omissions.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in the proxy materials." Rule 14a-9 provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff states that exclusion under Rule 14a-8(i)(3) can be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." The Staff has previously granted no action relief for the exclusion of stockholder proposals that contained false and misleading statements under Rule 14a-8(i)(3). *See, e.g., General Electric Co.* (January 6, 2009) (excluding a proposal under Rule 14a-8(i)(3) on the basis of false and misleading statements regarding the company's current vote counting standard for director elections); *Johnson & Johnson* (January 31, 2007) (excluding a proposal to provide an advisory vote to approve the compensation committee report under Rule 14a-8(i)(3) because of false and misleading statements implied in the proposal about the required contents of such report under Commission rules); *Entergy Corp.* (February 14, 2007) (excluding a proposal under Rule 14a-8(i)(3) because it contained objectively false and misleading statements regarding the Company's executives, directors and policies).

D In the supporting statement, the Proponent states that the Company "does not follow the SEC standard" for counting votes. The Proponent implies that the "SEC standard" is to determine results by counting the "votes cast FOR, divided by the FOR plus AGAINST votes." In support of this claim, the Proponent cites the Commission rules on vote-counting for "resubmission of shareholders sponsored proposals." It is true that in Staff Legal Bulletin No. 14, the Staff states that for purposes of Rule 14a-8(i)(12) regarding resubmissions of shareholder proposals results are determined by counting votes for the proposal, divided by votes for the proposal and votes against the proposal. However, it is clear that the Commission has not adopted a general standard for shareholder approvals (which are, after all, typically a matter of state law), and in fact, the Commission prescribes other standards in other contexts. For example, under Rule 16b-3(d)(2) of the Exchange Act, the Commission specifies a vote counting standard of a "majority of the securities of the issuer present or represented, and entitled to vote at the meeting," for exempting certain transactions from Section 16(b) of the Exchange Act – the same standard as is embodied in the Company's bylaws.[2] Similarly, Rule 18f-2(a) of the Investment Company Act of 1940, specifies a voting standard of "a majority of the outstanding voting securities of each class or series of stock affected by such matter." The proxy rules and related Commission guidance also clearly recognize different vote counting standards. For

[2] The Company's bylaws provide that "...all matters other than the election of directors submitted to stockholders at any meeting shall be decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote thereon..." *Section 2.08 of the Company's Amended and Restated Bylaws dated March 9, 2010.*

EXHIBIT 5 | No-Action Letter

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example, Item 21 of Schedule 14A requires disclosure of "the method by which votes will be counted, *including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions*" (emphasis added) and the SEC notes in "Spotlight on Proxy Matters – The Mechanics of Voting" (available at http://www.sec.gov/spotlight/proxymatters/voting_mechanics.shtml) that "the effect of an 'abstain' vote may depend on the specific voting rule that applies."

E However, nowhere does the supporting statement acknowledge either that there is no SEC mandated general vote counting standard or that the Commission has both recognized and applied different standards in different contexts. Instead, after first introducing the Rule 14a-8(i)(12) standard, the supporting statement refers to the "SEC standard" in five separate instances without ever acknowledging that the Commission has not in fact adopted a uniform standard.

F Furthermore, the Proposal contains factually false statements regarding the voting standard it proposes. The Proposal states that the Company utilizes a voting standard that "ignores voter intent and unilaterally counts all abstentions to side with management" to the detriment of shareholders and shareholder-sponsored proposals. In addition, the Proposal states that the Company's proxy "indicates (for shareholder-sponsored proposals) that abstentions have the effect of a "vote against" the matter and that, for shareholder-sponsored proposals, the Company abandons the so-called "SEC Standard" and "switches to a different formula." The Proposal further alleges that this purported "switch" depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic" and "unfairly empowers management at the expense of stockholders."

G These assertions are false. The Company's voting methodology applies equally and identically to Company-sponsored proposals and stockholder proposals. Thus, for example, an abstention had the effect of a vote "against" each of the five Company-sponsored proposals presented at the Company's 2013 Annual Meeting of Shareholders (including the Company's "say on pay" proposal and proposals regarding amendments to equity compensation plans), as was clearly explained in the table on page 74 of the Company's 2013 proxy statement.[3] *See* Proxy Statement 2013 (available at www.morganstanley.com/about/ir/index/html). The claim that the Company counts votes for Company-sponsored proposals in one manner and shareholder-sponsored proposals in another manner – a claim that appears to be the central theme of the Proposal – is patently untrue.

H In addition, as support for its argument that the Company's voting standard ignores voter intent, the Proposal asserts that "[a]bstaining voters consciously act to abstain – to have their vote noted, but not counted" and that "[a]bstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item." These assertions regarding the discernible intent implied by abstentions are not presented to shareholders as the Proponent's opinion but instead are presented as facts. However, as a factual matter, abstentions do not always reflect an intent to oppose management's position on the item under consideration.

[3] As disclosed on page 74 of the Company's proxy statement, abstentions have no effect on the election of directors. However, this is true regardless of whether the candidate is nominated by the Company or a third party. *See* Proxy Statement 2013 (available at www.morganstanley.com/about/ir/index/html).

EXHIBIT 5 | No-Action Letter

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Rather, there is no singular, categorical intent discernible from an abstention that applies to shareholders. For example, the Vanguard Group, Inc. publicly discloses the proxy voting guidelines followed by all of its funds that invest in stocks. Those guidelines provide that the funds typically abstain from voting on corporate and social policy issues because, "regardless of our philosophical perspective on the issue, *these decisions should be the province of company management* unless they have a significant, tangible impact on the value of a fund's investment and management is not responsive to the matter" (emphasis added).[4] For these shareholders, therefore, abstentions are not always intended to oppose management's view on the item under consideration. Likewise, some shareholders, such as funds management by Fidelity Investments, generally abstain when "information is not readily available to analyze the economic impact of the proposal."[5] Therefore, the Company believes that the Proposal is materially false and misleading in asserting that abstentions always reflect a certain shareholder intent and that ignoring such supposed, discernible intent supports the proposed voting standard.

For these reasons, the Company believes that the Proposal contains materially false and misleading statements and may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(3).

b. The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is vague and indefinite as to how it is to be implemented in the context of director elections.

Staff Legal Bulletin No. 14B (CF), Shareholder Proposals (September 15, 2004) and Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012) indicate that exclusion of a proposal may be appropriate where, as is the case with the Proposal, neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires, and the Staff has specifically allowed the exclusion of proposals on this basis. *See, e.g., McKesson Corporation* (April 17, 2013); *Morgan Stanley* (March 13, 2013); and *Alterra Corporation* (March 8, 2013). The Proposal falls within this criteria in two respects. First, the proposal states that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item *(or, "withheld" in the case of board elections)*" (emphasis added). However, the Company's proxy card provides for three voting choices with respect to the election of a director – "for", "against" and "abstain" – "withhold" is not an option. In other words, the Proposal appears to contemplate a form of proxy card used by some companies but not by the Company. Accordingly, it is unclear how the Company would implement the Proposal. For example, should the Company disregard the parenthetical relating to board elections, thus ignoring the literal words and meaning of the Proposal? Or does the Proposal require the Company to change the form of its proxy card (even though the Proposal does not actually suggest this and doing so would be contrary to the well-established practice for companies that have a majority voting policy for director elections, as the Company does)?

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[4] Vanguard's Proxy Voting Guidelines (available at https://about.vanguard.com/vanguard-proxy-voting/voting-guidelines/).

[5] Fidelity Funds' Proxy Voting Guidelines (November 2013) (available at http://personal.fidelity.com/myfidelity/InsideFidelity/InvestExpertise/governance.shtml#summary).

EXHIBIT 5 | No-Action Letter

(line numbers & highlights added)

Second, in a contested director election (that is, an election in which the number of nominees exceeds the number of directors to be elected), it is possible that the number of directors that receive a majority of the votes cast (regardless of whether "abstain" votes are considered) will be less than the total number of directors to be elected. Because the proposal requires a majority of "for" votes in all cases, without exception, in this scenario a full slate of directors would not be elected and in accordance with Delaware law some incumbent directors would continue to hold office. This result would occur even if other candidates receive more votes than these incumbent directors. It is for precisely this reason that majority voting policies typically provide for an exception in the context of contested director elections. Indeed, Section 3.02(b) of the Company's bylaws provide that directors are elected by a plurality of votes cast in contested director elections, which ensures that in a contested director election the minimum number of directors to fill all board seats are, in fact, elected. *See* Amended and Restated Bylaws of Morgan Stanley, March 9, 2010 (available at www.morganstanley.com/about/company/governance/bylaws.html). The Proposal fails to explain how the voting standard it advocates would operate in a contested director election, and it also fails to explain to shareholders that, contrary to their likely expectation, incumbent directors could continue to hold office even if other candidates receive a plurality of votes. The absence of this critical information regarding one of the most important aspects of shareholder voting rights – the election of directors – means that shareholders would not be able to determine with any reasonable certainty the consequences of adoption of the Proposal.

For the reasons stated above, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(6).

EXHIBIT 5 | No-Action Letter

(line numbers & highlights added)

1 CONCLUSION
2
3 The Company requests confirmation that the Staff will not recommend any enforcement
4 action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2014 Proxy
5 Materials. If you should have any questions or need additional information, please contact the
6 undersigned at (212) 450-6145 or marc.williams@davispolk.com. If the Staff does not concur
7 with the Company's position, we would appreciate an opportunity to confer with the Staff
8 concerning these matters prior to the issuance of its response.

9 Respectfully yours,

Marc O. Williams

10 Attachment

11 cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

12 Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

13 Bruce T. Herbert
Chief Executive, Investor Voice, SPC

EXHIBIT 6 | Verification of Shares

(paragraph letters & highlights added)

charles SCHWAB

A December 11, 2013

B **Re: Verification of <u>Morgan Stanley</u> shares for Equality Network Foundation**

C To Whom It May Concern:

D This letter is to verify that as-of the above date the Equality Network Foundation has continuously owned 86 shares of Morgan Stanley common stock since 8/1/2006.

E Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

F John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

EXHIBIT 7 | Letter of Appointment (#1)

(line numbers & highlights added)

Wednesday, May 16, 2012

Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Appointment of Newground / Investor Voice

To Whom It May Concern:

By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,

signature

Charles M. Gust
Executive Director

EXHIBIT 8 | Letter of Appointment (#2)

(paragraph letters & highlights added)

1 **Re: Appointment of Investor Voice / Newground**

2

3 To Whom It May Concern:

4

5 By this letter we hereby authorize and appoint Investor Voice, SPC and/or Newground
6 Social Investment, SPC (or its agents), to represent us for the securities that we hold in all
7 matters relating to shareholder engagement – including (but not limited to):

8 ■ Proxy voting
9 ■ The submission, negotiation, and withdrawal of shareholder proposals
10 ■ Requesting letters of verification from custodians, and
11 ■ Attending and presenting at shareholder meetings

12 This authorization and appointment is intended to be durable, and is forward-looking
13 as well as retroactive.

14 To any company receiving a shareholder proposal under this durable appointment
15 and grant of authority, consider this letter as both authorization and instruction to:

16 ■ Dialogue with Investor Voice / Newground Social Investment
17 ■ Promptly comply with all requests/instructions in relation to the matters noted above
18 ■ Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

19 Sincerely,

Charles Gust
signature

20 Charles M. Gust
President
Equality Network Foundation

c/o Investor Voice, SPC
21 10033 - 12th Ave NW
Seattle, WA 98177

22

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell (Signature of Notarizing Officer) Expiration Date 04/23/16 (mm/dd/yyyy)

(NOTARY SEAL)
MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16

5

EXHIBIT 9 | Proposal

(paragraph letters & highlights added)

Morgan Stanley 2013-2014 – Fair Vote-Counting
(corner-note for identification purposes only, not intended for publication)

A **RESOLVED:** Shareholders of Morgan Stanley (or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

B Morgan Stanley is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided by the FOR plus AGAINST votes.

C Morgan Stanley does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

D Morgan Stanley's proxy indicates (for shareholder-sponsored proposals) that abstentions have the effect of a "vote against" the matter.

E Using ABSTAIN votes as Morgan Stanley does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to oppose a matter.

THREE CONSIDERATIONS:

F [1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Morgan Stanley unilaterally counts all abstentions as against a Proposal (irrespective of the voter's intent).

G [2] Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item. Despite this, Morgan Stanley ignores voter intent and unilaterally counts all abstentions to side with management.

H [3] Further, we observe that Morgan Stanley embraces the *SEC Standard* (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, stating they "have no effect" – which boosts the vote-count for management-nominated directors.

I However, when it comes to shareholder-sponsored proposals, Morgan Stanley does not follow the *SEC Standard*. Instead, it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

J These practices fail to respect voter intent, are arbitrary, and run counter to core principles of democracy.

K We believe a system that is internally inconsistent is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

L Morgan Stanley tacitly acknowledges the inequity of these practices when it applies the *SEC Standard* to board elections, while applying a different formula that artificially lowers the vote to shareholder-sponsored proposals.

M This Proposal calls for the democratic, fair, and consistent use – across-the-board – of the *SEC Standard*, while allowing flexibility for different thresholds where required.

N **Therefore, please vote FOR this common-sense governance Proposal that ensures fair vote-counting at Morgan Stanley.**

~ ~ ~

FINAL 2013.1126

EXHIBIT 10 | Morgan Stanley 2013 Proxy

(column letters, URL, and highlights added)

A B C D E

What Vote Is Required and How Will My Votes Be Counted?

The following table sets forth the vote standard applicable to each proposal, as determined by the Company's Bylaws and applicable regulatory guidance, at a meeting at which a quorum is present.

Proposal	Board's Recommendation	Vote Required to Adopt Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
Election of Directors	FOR	Majority of votes cast (for and against) with respect to such director*	No Effect	No Effect
Ratification of Appointment of Auditor	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	Not Applicable
Non-Binding Advisory Vote to Approve Executive Compensation	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect
Amendment of the 2007 Equity Incentive Compensation Plan to Increase Shares Available for Grant	FOR	Majority of votes cast (for, against and abstain), provided that the total votes cast must represent a majority of the shares entitled to vote on the proposal	Vote Against	No Effect
Amendment of the 2007 Equity Incentive Compensation Plan to Provide for Qualifying Performance-Based Long-Term Incentive Awards under Section 162(m)	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect
Amendment of the Section 162(m) Performance Formula Governing Annual Incentive Compensation for Certain Officers	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect

* Under Delaware law, if a director does not receive a majority of votes cast in an uncontested election, the director will continue to serve on the Board. Pursuant to the Bylaws, each director has submitted an irrevocable letter of resignation that becomes effective, contingent on the Board's acceptance, if the director does not receive a majority of votes cast. If a director does not receive a majority of votes cast, the Board will make a determination to accept or reject the resignation and publicly disclose its decision within 90 days after the certification of the election results.

URL: http://www.morganstanley.com/2013ams/proxy-statement-2013.pdf

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 3, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated November 25, 2013 (the "**Proposal**") submitted by Investor Voice, purportedly on behalf of the Equality Network Foundation (the "**Proponent**"), via FedEx on November 26, 2013 (as evidenced by the FedEx envelope and tracking information) and received by the Company on November 27, 2013 for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2014 Annual Meeting of Shareholders (the "**2014 Proxy Materials**"). The Proposal and related correspondence are attached hereto as Exhibit A, Exhibit B and Exhibit C.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2014 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2014 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> "**RESOLVED:** Shareholders of Morgan Stanley (or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise."

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(f) because Investor Voice failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2014 Annual Meeting under Rule 14a-8(b);
- Rule 14a-8(f) because Investor Voice failed to provide adequate proof that it is acting on behalf of the Proponent under Rule 14a-8(b); and
- Rule 14a-8(i)(3) because the Proposal contains vague and materially false and misleading statements in violation of Rule 14a-9.

1. The Company may omit the Proposal pursuant to Rule 14a-8(f) because the Proponent failed to provide an adequate statement of the Proponent's intent to hold the requisite shares of the Company's common stock through the date of the 2014 Annual Meeting under Rule 14a-8(b)(1).

Rule 14a-8(b) promulgated under the Exchange Act requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal. [The proponent] must continue to hold those securities through the date of the meeting," and if a proponent is not the record holder of the securities, the proponent must provide "a written statement from the 'record' holder of [the proponent's] securities (usually a broker or bank) verifying that, at the time [the proponent] submitted [his or her] proposal,[1] [the proponent] continuously held the securities for at least one year." The proponent must include an additional written statement that it "intend[s] to continue to hold the securities through the date of the meeting of shareholders."

[1] Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically.

The Proponent is not currently the registered holder on the Company's books and records of any shares of the Company's common stock. The cover letter initially submitted with the Proposal by Investor Voice states that the "Equality Network Foundation is the beneficial owner of 86 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since August 1, 2006 (supporting documentation available upon request)." *See* Exhibit A. On December 9, 2013, the Company sent a deficiency notice to Investor Voice, in accordance with the guidelines set forth in Staff Legal Bulletin No. 14F (CF), Shareholder Proposals (October 18, 2011) and Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), requesting (1) satisfactory verification of the Proponent's continuous ownership of the requisite amount of the Company's common stock for at least the one-year period preceding and including December 9, 2013, (2) a written statement from the Proponent that it intends to hold the requisite amount of Company common stock through the date of the Company's 2014 Annual Meeting of Shareholders, as required by Rule 14a-8(b)(2)(i) and (3) a letter expressly authorizing Investor Voice to submit the Proposal to the Company on behalf of the Proponent for inclusion in the Company's 2014 Proxy Materials. *See* Exhibit B. On December 23, 2013, Investor Voice emailed and faxed a response to the Company including the requested proof of ownership by the Proponent. *See* Exhibit C.

However, the December 23 response fails to provide sufficient evidence of the Proponent's intent to hold the requisite amount of Company common stock through the date of the Company's 2014 Annual Meeting of Shareholders. Rule 14a-8(b)(2)(i) states that if a proponent is not the registered holder of record, then, the proponent must submit a written statement from the proponent that it "intends to continue to hold the securities through the date of the meeting of shareholders." Investor Voice's cover letter to the Proposal states that "in accordance with SEC rules, it is the client's intention to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders (letter of intent enclosed)." *See* Exhibit A. The letter of intent originally included with the Proposal was dated May 16, 2012, signed by the executive director of the Proponent, addressed "To Whom It May Concern," and indicated that the Proponent "hereby expresses its intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders." *See* Exhibit A. In the December 9 deficiency letter, the Company stated that the Proponent must submit "a written statement that the Equality Network Foundation intends to hold the requisite amount of Company common stock through the date of the Company's 2014 Annual Meeting of Shareholders, as required by Rule 14a(b)(2)(i)." *See* Exhibit B. The December 9 deficiency letter goes on to specify that the Company considers the "letter signed by Charles M. Gust dated May 16, 2012, expressing a generalized intent to hold shares of stock of an unidentified company through the date of an unidentified annual meeting to be an inadequate statement of such intent." *See* Exhibit B. In its December 23 response, the Proponent made three cosmetic changes to the May 16, 2012 letter: (1) removed the date, (2) provided a notarization dated December 18, 2013 and (3) added the italicized language: "This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, *and is to be accepted as our Statement of Intent by any company receiving it*" (the version of the letter provided in the December 23 response, the "Letter of Intent"). *See* Exhibit C.

The Company believes that the Letter of Intent is insufficient to satisfy the requirements of Rule 14a-8(b)(2)(i). The Letter of Intent does not reference any particular company, any particular share amounts, any particular proposal or any particular meeting, nor does it contain an expiration date. As such, the broad-sweeping statement of intent could be utilized by the Proponent and, perhaps more importantly, Investor Voice, purportedly acting as the Proponent's representative, as a statement in support of the Proponent's eligibility to submit myriad proposals to myriad companies, into perpetuity. In addition, the notarization provided in the December 23 response does not mitigate the unacceptably open-ended nature of the Letter of Intent. Rather, the notarization authenticates the fact that the signatory indeed signed the Letter of Intent, but it fails to address the Letter of Intent's substantive deficiencies. Since Rule 14a-8(b)(i) sets forth *eligibility* criteria, which, by their nature, suggest specific factors determining a shareholder's standing to submit a proposal, neither its language nor its intent would appear to permit such a generic statement of intent.

Adding the statement that the Letter of Intent "is to be accepted as our Statement of Intent by any company receiving it," further underscores the Letter of Intent's deficiencies. The fact that Rule 14a-8(b)(i) specifies that, in order to be valid, a proponent's statement of intent must assert that the proponent intends to "hold *the* securities through *the* date of *the* meeting of shareholders," emphasizes the Rule's intent to compel statements of intent that are at minimum specific enough to identify the securities for which the proposal is intended and the meeting of the shareholders for which the proposal should be submitted. The wording and intent of Rule 14a-8(b)(i) stand in direct contrast to the Proponent's broad assertion that its statement of intent should "be accepted as our Statement of Intent by *any* company receiving it." *See* Exhibit C. Furthermore, the Proponent's failure to specify its intent to hold the *Company's* shares through the date of the *Company's* 2014 Annual Meeting of Shareholders, notwithstanding the Company's explicit request for such information, leads to a situation in which the only way for the Company to verify that the Proponent intends to hold the Company's shares through the date of the Company's 2014 Annual Meeting of Shareholders (as required by Rule 14a-8(b)(i)) would be for the Company to contact the Proponent. This is at odds with the construct of Rule 14a-8, which places the burden of proving ownership on the proposing shareholder, not the Company.

For the reasons stated above, the Company believes that the Proposal is properly excludable under Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

2. **The Company may omit the Proposal pursuant to Rule 14a-8(f) because Investor Voice failed to provide adequate proof that it is acting on behalf of the Proponent under Rule 14a-8(b).**

Even if the Proponent were to have provided a sufficiently specific letter of intent, the Proposal is properly excludable because Investor Voice has failed to provide adequate proof that it is acting on behalf of the Proponent. The Proposal includes a so-called "letter of appointment" from the Equality Network Foundation, dated May 16, 2012, which states: "By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings." *See* Exhibit A. In response to the Company's request in the December 9 deficiency letter that the Proponent provide "a letter expressly authorizing Investor Voice to submit the Proposal to the Company on behalf of the Equality Network Foundation for inclusion in the Company's 2014 Proxy Materials," the Proponent (1) removed the date of the original letter of appointment, (2) provided a notarization dated December 18, 2013 and (3) added certain specified matters relating to shareholder engagement (*i.e.*, proxy voting and submission of shareholder proposals) for which Investor Voice may act on the Proponent's behalf together with instructions for "any company receiving a shareholder proposal under this durable appointment" to consider the letter of appointment authorization to interact with Investor Voice. *See* Exhibit C.

The letter of appointment suffers from many of the same deficiencies as the Letter of Intent. For example, the letter of appointment fails to identify the Proposal (or even its subject matter) or the Company to whom the Proposal is being submitted. The changes made to the letter of appointment in the Proponent's December 23 response do not add the kind of specific information that would be consistent with the defined eligibility criteria provided under Rule 14a-8(b) (*i.e.*, the shareholder meeting to which the letter of appointment applies and the time period within which such appointment is valid). Permitting a shareholder's representative to claim authority to submit a proposal on behalf of a Proponent on such a broad and non-specific basis undercuts a basic predicate of Rule 14a-8 – that only shareholders are entitled to submit proposals – and could lead to situations in which, years following a supposed grant of authority, a non-shareholder submits a proposal to a company, and related to a subject matter, entirely unknown to the shareholder alleged to have granted such authority. Indeed, similar to the deficiencies presented by the Letter of Intent, the only way for the Company to verify the "letter of appointment" and its current status would be to contact the Equality Network Foundation. Once again, this directly conflicts with the construct of Rule 14a-8, which places the burden of proving ownership on the proposing shareholder, not the Company.

The Proposal is therefore properly excludable under Rule 14a-8(f)(1), as the Proponent has failed to meet the eligibility criteria predicate to valid submission of shareholder proposals under Rule 14a-8. For the reasons stated above, the Company believes that the Proposal is properly excludable under Rule 14a-8(f)(1).

3. **The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and indefinite and contains materially false and misleading statements in violation of Rule 14a-9.**

The Proposal is inherently vague and indefinite and contains materially false and misleading statements in three respects. First, it implies that the Company is not in compliance with SEC standards for counting votes in connection with matters presented for shareholder approval when, in fact, no such standard exists. Second, it states that the Company applies different standards to Company-sponsored proposals and shareholder-sponsored proposals, which is simply untrue. Third, application of the Proposal is sufficiently unclear and confusing that neither the shareholders voting on the Proposal, nor the company in implementing the Proposal (if adopted), would be able to determine with reasonably certainty exactly what actions or measures the Proposal requires.

a. The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements and omissions.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in the proxy materials." Rule 14a-9 provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff states that exclusion under Rule 14a-8(i)(3) can be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." The Staff has previously granted no action relief for the exclusion of stockholder proposals that contained false and misleading statements under Rule 14a-8(i)(3). *See, e.g., General Electric Co.* (January 6, 2009) (excluding a proposal under Rule 14a-8(i)(3) on the basis of false and misleading statements regarding the company's current vote counting standard for director elections); *Johnson & Johnson* (January 31, 2007) (excluding a proposal to provide an advisory vote to approve the compensation committee report under Rule 14a-8(i)(3) because of false and misleading statements implied in the proposal about the required contents of such report under Commission rules); *Entergy Corp.* (February 14, 2007) (excluding a proposal under Rule 14a-8(i)(3) because it contained objectively false and misleading statements regarding the Company's executives, directors and policies).

In the supporting statement, the Proponent states that the Company "does not follow the SEC standard" for counting votes. The Proponent implies that the "SEC standard" is to determine results by counting the "votes cast FOR, divided by the FOR plus AGAINST votes." In support of this claim, the Proponent cites the Commission rules on vote-counting for "resubmission of shareholders sponsored proposals." It is true that in Staff Legal Bulletin No. 14, the Staff states that for purposes of Rule 14a-8(i)(12) regarding resubmissions of shareholder proposals results are determined by counting votes for the proposal, divided by votes for the proposal and votes against the proposal. However, it is clear that the Commission has not adopted a general standard for shareholder approvals (which are, after all, typically a matter of state law), and in fact, the Commission prescribes other standards in other contexts. For example, under Rule 16b-3(d)(2) of the Exchange Act, the Commission specifies a vote counting standard of a "majority of the securities of the issuer present or represented, and entitled to vote at the meeting," for exempting certain transactions from Section 16(b) of the Exchange Act – the same standard as is embodied in the Company's bylaws.[2] Similarly, Rule 18f-2(a) of the Investment Company Act of 1940, specifies a voting standard of "a majority of the outstanding voting securities of each class or series of stock affected by such matter." The proxy rules and related Commission guidance also clearly recognize different vote counting standards. For

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[2] The Company's bylaws provide that "...all matters other than the election of directors submitted to stockholders at any meeting shall be decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote thereon..." *Section 2.08 of the Company's Amended and Restated Bylaws dated March 9, 2010.*

example, Item 21 of Schedule 14A requires disclosure of "the method by which votes will be counted, *including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions*" (emphasis added) and the SEC notes in "Spotlight on Proxy Matters – The Mechanics of Voting" (available at http://www.sec.gov/spotlight/proxymatters/voting_mechanics.shtml) that "the effect of an 'abstain' vote may depend on the specific voting rule that applies."

However, nowhere does the supporting statement acknowledge either that there is no SEC mandated general vote counting standard or that the Commission has both recognized and applied different standards in different contexts. Instead, after first introducing the Rule 14a-8(i)(12) standard, the supporting statement refers to the "SEC standard" in five separate instances without ever acknowledging that the Commission has not in fact adopted a uniform standard.

Furthermore, the Proposal contains factually false statements regarding the voting standard it proposes. The Proposal states that the Company utilizes a voting standard that "ignores voter intent and unilaterally counts all abstentions to side with management" to the detriment of shareholders and shareholder-sponsored proposals. In addition, the Proposal states that the Company's proxy "indicates (for shareholder-sponsored proposals) that abstentions have the effect of a "vote against" the matter and that, for shareholder-sponsored proposals, the Company abandons the so-called "SEC Standard" and "switches to a different formula." The Proposal further alleges that this purported "switch" depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic" and "unfairly empowers management at the expense of stockholders."

These assertions are false. The Company's voting methodology applies equally and identically to Company-sponsored proposals <u>and</u> stockholder proposals. Thus, for example, an abstention had the effect of a vote "against" each of the five Company-sponsored proposals presented at the Company's 2013 Annual Meeting of Shareholders (including the Company's "say on pay" proposal and proposals regarding amendments to equity compensation plans), as was clearly explained in the table on page 74 of the Company's 2013 proxy statement.[3] *See* Proxy Statement 2013 (available at www.morganstanley.com/about/ir/index/html). The claim that the Company counts votes for Company-sponsored proposals in one manner and shareholder-sponsored proposals in another manner – a claim that appears to be the central theme of the Proposal – is patently untrue.

In addition, as support for its argument that the Company's voting standard ignores voter intent, the Proposal asserts that "[a]bstaining voters consciously act to abstain – to have their vote noted, but <u>not</u> counted" and that "[a]bstaining voters have consciously chosen to <u>not</u> support management's recommendation against a shareholder-sponsored item." These assertions regarding the discernible intent implied by abstentions are not presented to shareholders as the Proponent's opinion but instead are presented as facts. However, as a factual matter, abstentions do not always reflect an intent to oppose management's position on the item under consideration.

---

[3] As disclosed on page 74 of the Company's proxy statement, abstentions have no effect on the election of directors. However, this is true regardless of whether the candidate is nominated by the Company or a third party. *See* Proxy Statement 2013 (available at www.morganstanley.com/about/ir/index/html).

Rather, there is no singular, categorical intent discernible from an abstention that applies to shareholders. For example, the Vanguard Group, Inc. publicly discloses the proxy voting guidelines followed by all of its funds that invest in stocks. Those guidelines provide that the funds typically abstain from voting on corporate and social policy issues because, "regardless of our philosophical perspective on the issue, *these decisions should be the province of company management* unless they have a significant, tangible impact on the value of a fund's investment and management is not responsive to the matter" (emphasis added).[4] For these shareholders, therefore, abstentions are not always intended to oppose management's view on the item under consideration. Likewise, some shareholders, such as funds management by Fidelity Investments, generally abstain when "information is not readily available to analyze the economic impact of the proposal."[5] Therefore, the Company believes that the Proposal is materially false and misleading in asserting that abstentions always reflect a certain shareholder intent and that ignoring such supposed, discernible intent supports the proposed voting standard.

For these reasons, the Company believes that the Proposal contains materially false and misleading statements and may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(3).

b. The Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is vague and indefinite as to how it is to be implemented in the context of director elections.

Staff Legal Bulletin No. 14B (CF), Shareholder Proposals (September 15, 2004) and Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012) indicate that exclusion of a proposal may be appropriate where, as is the case with the Proposal, neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires, and the Staff has specifically allowed the exclusion of proposals on this basis. *See, e.g., McKesson Corporation* (April 17, 2013); *Morgan Stanley* (March 13, 2013); and *Alterra Corporation* (March 8, 2013). The Proposal falls within this criteria in two respects. First, the proposal states that "all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item *(or, "withheld" in the case of board elections)*" (emphasis added). However, the Company's proxy card provides for three voting choices with respect to the election of a director – "for", "against" and "abstain" – "withhold" is not an option. In other words, the Proposal appears to contemplate a form of proxy card used by some companies but not by the Company. Accordingly, it is unclear how the Company would implement the Proposal. For example, should the Company disregard the parenthetical relating to board elections, thus ignoring the literal words and meaning of the Proposal? Or does the Proposal require the Company to change the form of its proxy card (even though the Proposal does not actually suggest this and doing so would be contrary to the well-established practice for companies that have a majority voting policy for director elections, as the Company does)?

---

[4] Vanguard's Proxy Voting Guidelines (available at https://about.vanguard.com/vanguard-proxy-voting/voting-guidelines/).

[5] Fidelity Funds' Proxy Voting Guidelines (November 2013) (available at http://personal.fidelity.com/myfidelity/InsideFidelity/InvestExpertise/governance.shtml#summary).

Second, in a contested director election (that is, an election in which the number of nominees exceeds the number of directors to be elected), it is possible that the number of directors that receive a majority of the votes cast (regardless of whether "abstain" votes are considered) will be less than the total number of directors to be elected. Because the proposal requires a majority of "for" votes in all cases, without exception, in this scenario a full slate of directors would not be elected and in accordance with Delaware law some incumbent directors would continue to hold office. This result would occur even if other candidates receive more votes than these incumbent directors. It is for precisely this reason that majority voting policies typically provide for an exception in the context of contested director elections. Indeed, Section 3.02(b) of the Company's bylaws provide that directors are elected by a plurality of votes cast in contested director elections, which ensures that in a contested director election the minimum number of directors to fill all board seats are, in fact, elected. *See* Amended and Restated Bylaws of Morgan Stanley, March 9, 2010 (available at www.morganstanley.com/about/company/governance/bylaws.html). The Proposal fails to explain how the voting standard it advocates would operate in a contested director election, and it also fails to explain to shareholders that, contrary to their likely expectation, incumbent directors could continue to hold office even if other candidates receive a plurality of votes. The absence of this critical information regarding one of the most important aspects of shareholder voting rights – the election of directors – means that shareholders would not be able to determine with any reasonable certainty the consequences of adoption of the Proposal.

For the reasons stated above, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2014 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Jeanne Greeley O'Regan, Deputy Corporate Secretary, Morgan Stanley

Bruce T. Herbert
Chief Executive, Investor Voice, SPC

Exhibit A

Proposal

(See attached)

INVESTOR VOICE

Investor Voice, SPC
10033 – 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA OVERNIGHT DELIVERY

Monday, November 25, 2013

Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, NY 10036

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Cohen:

Investor Voice, on behalf of clients, reviews and comments on the financial, social, and governance implications of the policies and practices of publicly-traded corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appears to be more than one vote-counting formula in use on the Morgan Stanley proxy, which is a practice that may confuse and possibly disadvantage shareholders. We would welcome hearing your thoughts in regard to these policies. We have discussed this good-governance topic with other major corporations with the result that their Boards have adopted changes that ensure a more consistent and fair vote-counting process across-the-board.

In this regard, please see the attached materials, which contain a sampling of proxies from major US corporations that have adopted such policies, including:

Cardinal Health (2012 proxy, page 2)

Plum Creek (2011 proxy, page 4)

We believe, and Boards of Directors of major corporations (including a Delaware and an Ohio corporation) have concurred, that the adoption of a consistent vote-counting standard – what we call the "SEC Standard" – enhances shareholder value over the long term.

---

continued on next page...

Therefore, on behalf of Equality Network Foundation (letter of appointment enclosed), please find the enclosed Proposal that is submitted for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that *Investor Voice* is the sponsor of this resolution.

Equality Network Foundation is the beneficial owner of 86 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since August 1, 2006 (supporting documentation available upon request). In accordance with SEC rules, it is the client's intent to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders (letter of intent enclosed); and, if required, a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a dialogue and meeting of the minds may result in steps being taken that will allow the Proposal to be withdrawn.

Toward that end, you may contact us via the address and phone listed above.

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your ticker symbol "SYMBOL." (including the period) and we will do the same.

Many thanks. We look forward to hearing from you and discussing this important governance topic.

Happy Holidays,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Shareholder Proposal on Vote-Counting
Examples of Companies Changing Bylaws
Letter of Appointment by Equality Network Foundation
Statement of Intent by Equality Network Foundation

RESOLVED: Shareholders of Morgan Stanley (or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

Morgan Stanley is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided by the FOR plus AGAINST votes.

Morgan Stanley does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

Morgan Stanley's proxy indicates (for shareholder-sponsored proposals) that abstentions have the effect of a "vote against" the matter.

Using ABSTAIN votes as Morgan Stanley does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to oppose a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Morgan Stanley unilaterally counts all abstentions as against a Proposal (irrespective of the voter's intent).

[2] Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item. Despite this, Morgan Stanley ignores voter intent and unilaterally counts all abstentions to side with management.

[3] Further, we observe that Morgan Stanley embraces the *SEC Standard* (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, stating they "have no effect" – which boosts the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, Morgan Stanley does not follow the *SEC Standard*. Instead, it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices fail to respect voter intent, are arbitrary, and run counter to core principles of democracy.

We believe a system that is internally inconsistent is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

Morgan Stanley tacitly acknowledges the inequity of these practices when it applies the *SEC Standard* to board elections, while applying a different formula that artificially lowers the vote to shareholder-sponsored proposals.

This Proposal calls for the democratic, fair, and consistent use – across-the-board – of the *SEC Standard*, while allowing flexibility for different thresholds where required.

Therefore, please vote FOR this common-sense governance Proposal that ensures fair vote-counting at Morgan Stanley.

~ ~ ~

CardinalHealth

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 2, 2012

Date and time:	Friday, November 2, 2012, at 8:00 a.m., local time
Location:	Cardinal Health, Inc., 7000 Cardinal Place, Dublin, OH 43017
Purpose:	(1) To elect the 12 director nominees named in the proxy statement;
	(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;
	(3) To approve, on a non-binding advisory basis, the compensation of our named executive officers;
	(4) To vote on a shareholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and
	(5) To transact such other business as may properly come before the meeting or any adjournment or postponement.
Who may vote:	Shareholders of record at the close of business on September 6, 2012 are entitled to vote at the meeting or any adjournment or postponement.

By Order of the Board of Directors.

Stephen T. Falk

STEPHEN T. FALK

September 14, 2012

Executive Vice President, General Counsel and Corporate Secretary

Important notice regarding the availability of proxy materials for the Annual Meeting of Shareholders to be held on November 2, 2012:

This Notice of Annual Meeting of Shareholders, the accompanying proxy statement, and our 2012 Annual Report to Shareholders all are available at *www.edocumentview.com/cah*.

Shares held under plans. If you hold shares through our 401(k) Savings Plans or Deferred Compensation Plan, you will receive voting instructions from Computershare Trust Company, N.A. Please note that employee plan shares have an earlier voting deadline of 2:00 a.m. Eastern time on Wednesday, October 31, 2012.

Broker non-votes. If you are a beneficial owner whose shares are held by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your broker is not permitted to vote your shares on the election of directors, the advisory vote to approve the compensation of our named executive officers, or the shareholder proposal. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining a quorum and may vote your shares on ratification of the appointment of our auditors.

Voting. Our Articles of Incorporation and Code of Regulations specify the vote requirements for matters presented to a shareholder vote at the Annual Meeting.

The Equality Network Foundation, a client of Newground Social Investment represented by Investor Voice, submitted a shareholder proposal for the 2012 Annual Meeting requesting that the Board change the voting standard for matters presented to a shareholder vote to eliminate the effect of abstentions on the vote outcome. In August 2012, the Board considered this proposal, determined that it was in our best interest, and approved an amendment to our Code of Regulations to change the vote requirement. The Equality Network Foundation then withdrew its proposal.

Under the new voting standard, a matter (other than matters where the vote requirement is specified by law, our Articles of Incorporation, or our Code of Regulations) is approved by the shareholders if authorized by the affirmative vote of a majority of the votes cast, with abstentions having no effect on the vote outcome.

You may either vote for, against, or abstain on each of the proposals. Votes will be tabulated by or under the direction of inspectors of election, who will certify the results following the Annual Meeting. To elect directors and adopt the other proposals, the following votes are required under our governing documents:

Item	Vote Required	Effect of Abstentions and Broker Non-Votes on Vote Required
Election of directors	Approval of the majority of votes cast in an uncontested election (1)	Not considered as votes cast and have no effect on the outcome
Ratification of Ernst & Young LLP as auditor for fiscal 2013	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Advisory vote to approve the compensation of our named executive officers	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome
Shareholder proposal	Approval of the majority of votes cast	Not considered as votes cast and have no effect on the outcome

(1) If a nominee who is a sitting Board member is not re-elected by a majority vote, that individual will be required to tender a resignation for the Board's consideration. See "Corporate Governance — Resignation Policy for Incumbent Directors Not Receiving Majority Votes" on page 13. Proxies may not be voted for more than 12 nominees, and shareholders may not cumulate their voting power.

How shares will be voted. The shares represented by all valid proxies received by telephone, by Internet, or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted **FOR** the election of each of the 12 director nominees, **FOR** the ratification of the auditors, **FOR** approval of the compensation of our named executive officers, and **AGAINST** the shareholder proposal. If any other matters properly come before the Annual Meeting, the individuals named in your proxy, or their substitutes, will determine how to vote on those matters in their discretion. The Board of Directors does not know of any other matters that will be presented for action at the Annual Meeting. The Board recommends that you vote **FOR** the election of the 12 director nominees, **FOR** Proposals 2 and 3, and **AGAINST** Proposal 4.

Transfer Agent

Registered shareholders should direct communications regarding change of address, transfer of share ownership, lost share certificates, and other matters regarding their share ownership to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078. Our transfer agent may also be contacted via the Internet at *www.computershare.com/investor* or by telephone at (877) 498-8861 or (781) 575-2879.

Attending the Annual Meeting

You will not be admitted to the Annual Meeting unless you have an admission ticket or satisfactory proof of share ownership, and photo identification. If you are a registered shareholder, your admission ticket is attached to your proxy card or you may present the Notice. If your shares are not registered in your name, your proof of share ownership can be the Notice or a photocopy of the voting instruction form that the nominee provided to you if your shares are held by a bank or brokerage firm. You can call our Investor Relations department at (614) 757-4757 if you need directions to the Annual Meeting.

Even if you expect to attend the Annual Meeting in person, we urge you to vote your shares in advance.

Notice of 2011 Annual Meeting of Stockholders and Proxy Statement

Plum Creek

Voting Standard for Director Elections

The Company Bylaws specify the voting standard for both contested and uncontested elections of directors in Section 1 of Article III. In an uncontested election of directors, the number of director nominees does not exceed the number of directors to be elected to the Board. In a contested election of directors, the number of director nominees exceeds the number of directors to be elected.

Uncontested Director Elections. Uncontested director elections are governed by a majority vote standard. The Company Bylaws provide that a nominee for director in an uncontested director election shall be elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election. The election of directors in Proposal 1 **is** an uncontested director election because the number of nominees does not exceed the number of directors to be elected. Therefore, the majority vote standard **will apply**.

Company policy governs whether current directors who are not re-elected under the majority vote standard continue to serve until their successors are elected. Under Delaware Law, any director who is currently serving on the Board and who is not re-elected at the end of his or her term of office nonetheless continues to serve on the Board as a "holdover director" until his or her successor has been elected. To address this situation, the Board has adopted a Corporate Governance Policy on Majority Voting, which can be found in the Company's Corporate Governance Guidelines.

Under the policy, any director who does not receive the required number of votes for re-election under the majority voting standard, must tender his or her resignation to the Chairman of the Board. The Board will consider the tendered resignation and, within 90 days of the stockholder meeting at which the election occurred, decide whether to accept or reject the tendered resignation, and will publicly disclose its decision and the process involved in the consideration. Absent a compelling reason to reject the resignation, the Board will accept the resignation. The director who tenders his or her resignation will not participate in the Board's decision. Only persons who are currently serving as directors and seeking re-election can become a "holdover director" under Delaware Law. Therefore, the Corporate Governance Policy on Majority Voting would not apply to any person who was not then serving as a director at the time he or she sought, and failed to obtain, election to the Board. For 2011, all nominees for the election of directors are currently serving on the Board.

The complete Corporate Governance Policy on Majority Voting is available on the Company's website at *www.plumcreek.com* by clicking on "Investors," then "Corporate Governance" and finally "Governance Guidelines."

Contested Director Elections. The Company Bylaws provide that in the case of a contested director election, the voting standard will be a plurality of the votes cast. This means that directors with the highest number of votes in favor of their election will be elected to the Board. Under this standard, no specified percentage of votes is required. The election of directors in Proposal 1 is **not** a contested director election. Therefore, the plurality vote standard **will not apply**.

Voting Standard for Other Items of Business

The Company Bylaws specifies the vote requirement for other items of business presented to a vote of stockholders in Section 9 of Article II. This section of the Company Bylaws does not govern the election of directors (discussed above) or items of business with a legally specified vote requirement.

Ms. Nancy Herbert, represented by Investor Voice, working on behalf of Newground Social Investment, submitted a stockholder proposal for the Annual Meeting requesting that the Board change the voting standard for items of business presented to a vote of stockholders to eliminate the effect of abstentions on the vote outcome. The Board carefully considered the matter and approved an amendment to the Company Bylaws, effective February 8, 2011, to change the applicable vote requirement. Ms. Herbert then withdrew her proposal.

Wednesday, May 16, 2012

Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Re: Appointment of Newground / Investor Voice

To Whom It May Concern:

By this letter the Equality Network Foundation authorizes and appoints Newground Social Investment and/or Investor Voice (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,

signature
Charles M. Gust
Executive Director

Wednesday, May 16, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter the Equality Network Foundation hereby expresses its intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement of intent acknowledges this responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf). This statement of intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,

signature

Charles M. Gust
Executive Director

c/o Bruce T. Herbert
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

10033 – 12th Ave NW • Seattle, WA 98177
team@investorvoice.net
www.investorvoice.net • (206) 522-3055

INVESTOR
VOICE

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary

Shareholder Analytics and Engagement ℠

Exhibit B

Deficiency Letter

(See attached)

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 9, 2013

Direct Dial: (212) 762-7325
Facsimile Number: (212) 507-0010
Email: jacob.tyler@morganstanley.com

VIA OVERNIGHT DELIVERY

Investor Voice
10033 – 12th Ave NW
Seattle, WA 98177
Attn: Bruce T. Herbert, Chief Executive

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Herbert:

On November 27, 2013, we received your letter dated November 25, 2013 (sent via FedEx on November 26, 2013, as evidenced by the FedEx envelope and tracking information) submitting a proposal (the "**Proposal**") pursuant to Rule 14a-8 for inclusion in Morgan Stanley's (the "**Company**") 2014 proxy statement, purportedly on behalf of the Equality Network Foundation.

With respect to the letter that you have provided from Equality Network Foundation, we note that Rule 14a-8 does not explicitly authorize a shareholder to grant authority to another party to submit a proposal under Rule 14a-8 on its behalf. In addition, it is not clear from the letter you provided that Equality Network Foundation has authorized you to submit the Proposal. In particular, we note that the letter fails to identify the Proposal (or even its subject matter) or the Company. For these reasons, we consider Investor Voice, not the Equality Network Foundation, to be the proponent of the Proposal.

As described below, your submission has certain procedural deficiencies.

Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, the proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of Company common stock for at least one year by the date of submission of the Proposal. Pursuant to Staff Legal Bulletin No. 14G (CF), Shareholder Proposals (October 16, 2012), a proposal's date of submission is the date the proposal is postmarked or transmitted electronically. Investor Voice is not currently the registered holder on the Company's books and records of any shares of Company common stock and has not provided adequate proof of ownership. Accordingly, Investor Voice must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that on the date you submitted the Proposal, November 26, 2013 (as evidenced by the FedEx envelope and tracking information), Investor Voice had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date you submitted the Proposal.

Most large U.S. brokers, banks and other securities intermediaries deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("**DTC**"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers, banks and securities intermediaries are often referred to as "participants" in DTC. In

Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

In Staff Legal Bulletin No. 14G (October 16, 2012) (copy enclosed), the SEC staff has taken the view that a proof of ownership letter from an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, (an "**affiliate**") of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Investor Voice can confirm whether its broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant by asking its broker, bank or securities intermediary or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held, as follows:

- If Investor Voice's broker, bank or securities intermediary is a DTC participant or an affiliate of a DTC participant, then Investor Voice needs to submit a written statement from its broker, bank or securities intermediary verifying that Investor Voice continuously held the required amount of Company common stock for at least the one year period to and including the date you submitted the proposal, November 26, 2013.

- If Investor Voice's broker, bank or securities intermediary is not a DTC participant or an affiliate of a DTC participant, then Investor Voice needs to submit proof of ownership from the DTC participant or affiliate of a DTC participant through which the securities are held verifying that Investor Voice continuously held the required amount of Company common stock for at least the one year period prior to and including the date you submitted the proposal, November 26, 2013. Investor Voice should be able to find out who this DTC participant or affiliate of a DTC participant is by asking its broker, bank or securities intermediary. If Investor Voice's broker is an introducing broker, it may also be able to learn the identity and telephone number of the DTC participant or affiliate of a DTC participant through its account statements, because the clearing broker identified on its account statements will generally be a DTC participant.

- If the DTC participant or affiliate of a DTC participant that holds Investor Voice's shares knows Investor Voice's broker's, bank's or securities intermediary's holdings, but does not know Investor Voice's holdings, Investor Voice needs to submit two proof of ownership statements verifying that the required amount of Company common stock were continuously held for at least the one year period prior to and including the date you submitted the proposal, November 26, 2013: one from Investor Voice's broker, bank or securities intermediary confirming Investor Voice's ownership, and the other from the DTC participant or affiliate of a DTC participant confirming the broker, bank or securities intermediary's ownership.

In addition, under Rule 14a-8(b)(2)(i), Investor Voice must submit a written statement that Investor Voice intends to continue to hold the requisite amount of Company common stock through the date of the Company's 2014 annual meeting of shareholders.

We note that even if the Equality Network Foundation were deemed to be the proponent of the Proposal, the deficiency and requirements described above would apply to it. In such case, the Equality Network Foundation must submit to us (1) a letter expressly authorizing Investor Voice to submit the Proposal to the Company on behalf of the Equality Network Foundation for inclusion in the Company's 2014 proxy statement, (2) a written statement from the "record" holder of the shares verifying that on the date of submission of the Proposal, November 26, 2013, the Equality Network Foundation had continuously held at least $2,000 in market value, or 1%, of Company common stock for at least the one year period prior to and including the date of submission of the Proposal and (3) a written statement that the Equality

Network Foundation intends to hold the requisite amount of Company common stock through the date of the Company's 2014 annual meeting of shareholders, as required by Rule 14a-8(b)(2)(i). We consider the letter signed by Charles M. Gust dated May 16, 2012, expressing a generalized intent to hold shares of stock of an unidentified company through the date of an unidentified annual meeting to be an inadequate statement of such intent.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information no later than 14 calendar days from the date you receive this letter. If you provide us with documentation correcting these eligibility deficiencies, postmarked or transmitted electronically no later than 14 calendar days after the date you receive this letter, we will review the Proposal to determine whether it is appropriate for inclusion in our proxy statement.

A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Jacob E. Tyler
Assistant Secretary

Enclosures

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR Data is current as of December 5, 2013

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a

beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Exhibit C

Proponent Response and Proof of Ownership

(See attached)

From: Bruce Herbert - Team IV <team@investorvoice.net>
Sent: Monday, December 23, 2013 7:28 PM
To: 'Jacob Tyler'
Cc: Bruce Herbert - IV Team
Subject: MS. Deficiency Letter Response.
Attachments: MS. 2013-14. Deficiency Letter. Response. PACKET. 2013.1223.pdf

Importance: High

Seattle Monday 12/23/2013

Dear Mr. Tyler:

Attached please find materials in response to your December 9, 2013 letter. We would appreciate acknowledgement of receipt of these items.

Happy holidays!

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

IMPORTANT FAX FOR:

Jacob E. Tyler
Assistant Secretary
Morgan Stanley
Fax: 212-507-0010
Tel: 212-762-7325

From:

Bruce T. Herbert
Tel: 206-522-1944
Fax: 678-506-6510

Date: **12/23/2011** **6 page(s), including cover**

Memo:

Re: Deficiency Letter Response

Please see the attached materials in response to Mr. Tyler's 12/9/2013 letter.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12TH AVE NW
SEATTLE, WA 98177
(206) 522-3055

VIA FACSIMILE: *212-507-0010*
VIA ELECTRONIC DELIVERY: *Jacob.Tyler@morganstanley.com*

December 23, 2013

Jacob E. Tyler
Assistant Secretary
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Re: Shareholder Proposal on Bylaw Change in Regard to Vote-Counting

Dear Mr. Tyler,

We received on December 10, 2013 your letter dated December 9, 2013 in response the Investor Voice filing of a shareholder Proposal on behalf of the Equality Network Foundation.

I smiled to read the inaccurate assertion that the filing letter "failed to identify the Proposal (or even its subject matter) or the Company." Honestly, weren't you just a little bit embarrassed writing that? The letter's "**Re:**" line clearly identified the subject of the shareholder proposal, the topic was discussed in detail (including specific reference to our company's current practices), and a copy of the shareholder Proposal was included.

We were equally bemused by other purposefully obtuse or misconstrued statements, such as the rigmarole around who the shareholder is. As you're well aware – since the same topic was raised last year by Investor Voice submitting a similar shareholder Proposal on behalf of the same proponent – the shareholder Proposal is submitted by the Equality Network Foundation, which has authorized Investor Voice to act on its behalf.

This all comes across as a waste of your good mind and a squandering of shareholder resources – it is conduct unbecoming of this company and I sincerely hope you're able to find better things to do with the rest of your time.

Regarding the Equality Network Foundation's "Statement of Intent," I'm sure you are aware that there is no basis for characterizing the May 16, 2012 letter as "inadequate." It acknowledges the Foundation's obligations under Rule 14a-8, clearly states an intent to fulfill those obligations, and states that the acknowledgement of its obligation is durable and that it applies to any company which receives it.

That it does not name Morgan Stanley is immaterial, as is the fact it does not specifically name the next Morgan Stanley annual meeting of shareholders. In point of fact, a shareholder can ONLY provide a generalized statement of intent regarding the annual meeting of shareholders, because Morgan Stanley has not yet announced the date of the 2014 annual meeting of shareholders.

Therefore, we gently remind you that a generalized Statement of Intent as executed by the Equality Network Foundation is fully compliant with SEC rules.

Your December 9, 2013 letter requested three things:

- **Verification of ownership for the Equality Network Foundation**
- **Authorization for Investor Voice by the Equality Network Foundation**
- **Statement of intent to hold shares by the Equality Network Foundation**

Attached are the three documents requested, which fulfill the requirements of SEC Rule 14a-8 in their entirety. Please inform us in a timely way should you feel otherwise. We would appreciate receiving confirmation that you received these materials in good order.

You will note in the attached "Letter of Appointment" that the Equality Network Foundation requests that you direct all correspondence related to this matter to the attention of Investor Voice. You may contact us via the address and phone listed above, as well as by the following e-mail address:

team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your stock ticker symbol **"MS."** (including the period) and we will do the same.

Thank you. As expressed in the filing letter, the issue of fair and consistent vote-counting is important to all shareholders and we look forward to a discussion of this important corporate governance matter. Happy holidays.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
Interfaith Center on Corporate Responsibility (ICCR)

enc: Letter of Verification, from Schwab_Institutional
Statement of Intent, by the Equality Network Foundation
Letter of Appointment, by the Equality Network Foundation

charles
SCHWAB

December 11, 2013

Re: Verification of Morgan Stanley shares
for Equality Network Foundation

To Whom It May Concern:

This letter is to verify that as-of the above date the Equality Network Foundation has continuously owned 86 shares of Morgan Stanley common stock since 8/1/2006.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter we hereby express our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This Statement acknowledges our responsibility under SEC rules, and applies to the shares of any company that we own at which a shareholder proposal is filed (whether directly or on our behalf).

This Statement of Intent is intended to be durable, is forward-looking as well as retroactive, and is to be accepted as our Statement of Intent by any company receiving it.

Sincerely,

Charles Gust

signature

Charles M. Gust
President
Equality Network Foundation

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell Expiration Date 04/23/16
(Signature of Notarizing Officer) (mm/dd/yyyy)

(NOTARY SEAL)

MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16

Re: Appointment of Investor Voice / Newground

To Whom It May Concern:

By this letter we hereby authorize and appoint Investor Voice, SPC and/or Newground Social Investment, SPC (or its agents), to represent us for the securities that we hold in all matters relating to shareholder engagement – including (but not limited to):

- Proxy voting
- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Attending and presenting at shareholder meetings

This authorization and appointment is intended to be durable, and is forward-looking as well as retroactive.

To any company receiving a shareholder proposal under this durable appointment and grant of authority, consider this letter as both authorization and instruction to:

- Dialogue with Investor Voice / Newground Social Investment
- Promptly comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Investor Voice or Newground (current address listed below)

Sincerely,

Charles Gust

signature

Charles M. Gust
President
Equality Network Foundation

c/o Investor Voice, SPC
10033 - 12th Ave NW
Seattle, WA 98177

If notarized *(not required)*:

State of Washington, County of King

Subscribed and sworn to (or affirmed) before me on this 18th day of December, 2013,

by Charles Gust, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. WITNESS my hand and official seal.

Notary Public Marcella Scannell (Signature of Notarizing Officer) Expiration Date 04/23/16 (mm/dd/yyyy)

(NOTARY SEAL)
MARCELLA SCANNELL
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES
04-23-16